UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Unaudited Condensed

Consolidated Interim

Financial Statements

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

As of March 31, 2026, with the independent registered public accounting firm review report

INDEX Petróleo Brasileiro S.A. – Petrobras

2

Unaudited Condensed Consolidated Statements of Financial Position

PETROBRAS

As of March 31, 2026 and December 31, 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	03.31.2026	12.31.2025

Cash and cash equivalents	3	6,570	6,471
Financial investments	3	2,549	2,726
Trade and other receivables	9	4,261	4,627
Inventories	10	9,303	8,210
Income taxes	13	704	658
Other taxes recoverable	13	1,358	1,368
Prepayments	11	609	468
Others	17	1,545	895
		26,899	25,423
Assets classified as held for sale	23	26	25
Current assets		26,925	25,448

Trade and other receivables	9	647	851
Judicial deposits	15	15,967	14,814
Income taxes	13	382	365
Deferred income taxes	13	1,594	1,015
Other taxes recoverable	13	4,574	4,177
Prepayments	11	4,152	4,238
Others	17	384	316
Long-term receivables		27,700	25,776
Investments	22	592	550
Property, plant and equipment - PP&E	18	180,839	168,040
Intangible assets	19	2,682	2,523
Non-current assets		211,813	196,889

Total assets		238,738	222,337

Liabilities	Note	03.31.2026	12.31.2025

Trade payables	12	7,489	7,442
Finance debt	24	2,485	2,186
Lease liability	25	10,246	10,037
Income taxes	13	1,678	1,292
Production taxes and other taxes payable	13	4,915	3,810
Dividends payable	26	22	2,095
Provision for decommissioning costs	16	2,961	2,950
Employee benefits	14	3,755	3,805
Others	17	2,582	2,331
		36,133	35,948
Liabilities related to assets classified as held for sale	23	110	103
Current liabilities		36,243	36,051

Finance debt	24	25,052	24,255
Lease liability	25	33,431	33,315
Income taxes	13	600	576
Deferred income taxes	13	9,483	6,354
Employee benefits	14	16,466	15,367
Provisions for legal proceedings	15	3,369	3,250
Provision for decommissioning costs	16	26,807	25,563
Others	17	1,765	1,715
Non-current liabilities		116,973	110,395
Current and non-current liabilities		153,216	146,446

Share capital (net of share issuance costs)	26	107,101	107,101
Capital reserve and capital transactions		1,145	1,145
Profit reserves	26	72,600	72,600
Retained earnings		6,217	−
Accumulated other comprehensive loss	26	(101,768)	(105,281)
Attributable to the shareholders of Petrobras		85,295	75,565
Non-controlling interests		227	326
Equity		85,522	75,891

Total liabilities and equity		238,738	222,337
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

Unaudited Condensed Consolidated Statements of Income

PETROBRAS

Three-month periods ended March 31, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2026	Jan-Mar/2025
Sales revenues	4	23,535	21,073
Cost of sales	5	(12,195)	(10,685)
Gross profit		11,340	10,388

Income (expenses)
Selling expenses	5	(1,515)	(1,090)
General and administrative expenses	5	(479)	(444)
Exploration costs	21	(138)	(313)
Research and development expenses		(250)	(202)
Other taxes		(474)	(123)
Impairment (losses) reversals, net	20	417	(50)
Other income and expenses, net	6	(1,053)	(890)
		(3,492)	(3,112)

Income before net finance income (expense), results of equity-accounted investments and income taxes		7,848	7,276

Finance income		334	297
Finance expenses		(985)	(983)
Foreign exchange gains (losses) and inflation indexation charges		2,118	2,434
Net finance income (expense)	7	1,467	1,748

Results of equity-accounted investments	22	10	82

Net income before income taxes		9,325	9,106

Income taxes	13	(3,107)	(3,111)

Net income for the period		6,218	5,995
Net income attributable to shareholders of Petrobras		6,199	5,974
Net income attributable to non-controlling interests		19	21
Basic and diluted earnings per common and preferred share - in U.S. dollars	26	0.48	0.46

The notes form an integral part of these unaudited condensed consolidated interim financial statements.

4

Unaudited Condensed Consolidated Statements of Comprehensive Income

PETROBRAS

Three-month periods ended March 31, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2026	Jan-Mar/2025
Net income for the period		6,218	5,995

Items that will not be reclassified to the statement of income:
Actuarial gains on post-employment defined benefit plans	14	−	1
		−	1
Items that may be reclassified subsequently to the statement of income:

Unrealized gains on cash flow hedge - highly probable future exports
Recognized in equity		3,705	4,852
Reclassified to the statement of income		507	722
Deferred income tax		(1,432)	(1,895)
	27	2,780	3,679
Translation adjustments (1)
Recognized in equity		754	81
		754	81
Share of other comprehensive income (loss) in equity-accounted investments
Recognized in equity	22	(2)	115
		(2)	115

Other comprehensive income		3,532	3,876

Total comprehensive income		9,750	9,871
Comprehensive income attributable to shareholders of Petrobras		9,712	9,828
Comprehensive income attributable to non-controlling interests		38	43
(1) Includes foreign exchange differences from associates and joint ventures.
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

Unaudited Condensed Consolidated Statements of Cash Flows

PETROBRAS

Three-month periods ended March 31, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Mar/2026	Jan-Mar/2025
Cash flows from operating activities
Net income for the period		6,218	5,995
Adjustments for:
Pension and medical benefits	14	540	417
Results of equity-accounted investments	22	(10)	(82)
Depreciation, depletion and amortization	29	4,111	3,247
Impairment of assets (reversals), net	20	(417)	50
Inventory write down (write-back) to net realizable value	10	−	7
Allowance (reversals) for credit loss on trade and other receivables, net		(8)	(20)
Exploratory expenditure write-offs	21	16	209
Gain on disposal/write-offs of assets	6	(75)	(57)
Foreign exchange, indexation and finance charges		(1,669)	(1,955)
Income taxes	13	3,107	3,111
Revision and unwinding of discount on the provision for decommissioning costs		347	320
Results from co-participation agreements in bid areas	6	(118)	(70)
Early termination and cash outflows revision of lease agreements	6	(140)	(157)
Losses with legal, administrative and arbitration proceedings, net	6	133	201
Equalization of expenses - Production Individualization Agreements	18	7	4
Decrease (Increase) in assets
Trade and other receivables		(245)	172
Inventories		(778)	(359)
Judicial deposits		(23)	(180)
Other assets		(673)	379
Increase (Decrease) in liabilities
Trade payables		(284)	(543)
Production taxes and other taxes payable		717	204
Pension and medical benefits		(266)	(215)
Provisions for legal proceedings		(159)	(384)
Other employee benefits		(260)	118
Provision for decommissioning costs		(371)	(184)
Other liabilities		499	(60)
Income taxes paid		(1,800)	(1,670)
Net cash provided by operating activities		8,399	8,498
Cash flows from investing activities
Acquisition of PP&E and intangible assets		(4,513)	(3,962)
Acquisition of equity interests		(31)	−
Proceeds from disposal of assets - Divestment		250	463
Financial compensation from co-participation agreements		307	355
Divestment (Investment) in financial investments		394	1,370
Dividends received		2	7
Net cash used in investing activities		(3,591)	(1,767)
Cash flows from financing activities
Changes in non-controlling interest		(136)	39
Proceeds from finance debt	24	1,317	500
Repayment of principal - finance debt	24	(683)	(472)
Repayment of interest - finance debt	24	(586)	(497)
Repayment of lease liability	25	(2,441)	(2,094)
Dividends paid to Shareholders of Petrobras	26	(2,231)	(2,882)
Dividends paid to non-controlling interests		−	(26)
Net cash used in financing activities		(4,760)	(5,432)
Effect of exchange rate changes on cash and cash equivalents		51	125
Net change in cash and cash equivalents		99	1,424
Cash and cash equivalents at the beginning of the period		6,471	3,271

Cash and cash equivalents at the end of the period		6,570	4,695
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

6

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

PETROBRAS

Three-month periods ended March 31, 2026 and 2025 (Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Share capital (net of share issuance costs)	Capital reserve, Capital Transactions and Treasury shares	Profit Reserves	Accumulated other comprehensive income (loss)	Retained earnings	Equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated equity
Balance at January 1, 2025		107,101	29	61,446	(109,470)	−	59,106	244	59,350
Cancellation of treasury shares	26.2	−	1,116	(1,116)	−	−	−	−	−
Capital transactions		−	−	−	−	−	−	39	39
Net income		−	−	−	−	5,974	5,974	21	5,995
Other comprehensive income (loss)		−	−	−	3,854	−	3,854	22	3,876
Appropriations:
Dividends		−	−	−	−	−	−	(19)	(19)
Balance at March 31, 2025		107,101	1,145	60,330	(105,616)	5,974	68,934	307	69,241

Balance at January 1, 2026		107,101	1,145	72,600	(105,281)	−	75,565	326	75,891
Capital transactions		−	−	−	−	−	−	(136)	(136)
Net income		−	−	−	−	6,199	6,199	19	6,218
Other comprehensive income (loss)		−	−	−	3,513	−	3,513	19	3,532
Expired unclaimed dividends	26.4	−	−	−	−	18	18	−	18
Appropriations:
Dividends		−	−	−	−	−	−	(1)	(1)
Balance at March 31, 2026		107,101	1,145	72,600	(101,768)	6,217	85,295	227	85,522
The notes form an integral part of these unaudited condensed consolidated interim financial statements.

7

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

1.	Basis of preparation
1.1.	Statement of compliance and authorization of unaudited condensed consolidated interim financial statements

These unaudited condensed consolidated interim financial statements of Petróleo Brasileiro S.A. (“Petrobras” or “Company”) have been prepared and presented in accordance with IAS 34 – “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). They present the significant changes in the period, avoiding repetition of certain notes to the annual consolidated financial statements previously reported. Hence, they should be read together with the Company’s audited annual consolidated financial statements for the year ended December 31, 2025, which include the full set of notes.

These unaudited condensed consolidated interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on May 11, 2026.

1.2.	New standards and interpretations

The initial application of the IFRS accounting standards issued by the International Accounting Standards Board (IASB) that became effective on January 1, 2026, as disclosed in note 6.1 to the financial statements of December 31, 2025, had no material effect on these unaudited condensed consolidated interim financial statements.

2.	Material accounting policies

The accounting policies and methods of computation followed in these unaudited condensed consolidated interim financial statements are the same as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2025.

3.	Cash and cash equivalents and financial investments
3.1.	Cash and cash equivalents

They include cash, available bank deposits and financial investments with high liquidity, which meet the definition of cash equivalents.

	03.31.2026	12.31.2025
Cash at bank and in hand	87	222
Financial investments classified as cash equivalents
- In Brazil
Brazilian interbank deposit rate investment funds and repurchase agreements	1,600	1,178
Bank Deposit Certificates and other investment funds	308	211
	1,908	1,389
- Abroad
Time deposits	2,900	3,315
Sweep accounts and interest-bearing accounts	1,630	1,498
Other financial investments	45	47
	4,575	4,860
Total financial investments classified as cash equivalents	6,483	6,249
Total	6,570	6,471

Financial investments classified as cash equivalents have maturities of up to three months from the date of their acquisition. In Brazil, it primarily consists of repurchase agreements and investments in funds holding Brazilian Federal Government Bonds, as well as floating rate Bank Deposit Certificates with daily liquidity. Short-term financial investments abroad mainly comprise time deposits, as well as investments with daily liquidity.

8

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

3.2.	Financial investments
	03.31.2026	12.31.2025
Fair value through profit or loss	184	204
Amortized cost	2,367	2,525
Total	2,551	2,729
Current	2,549	2,726
Non-current (1)	2	3

(1) Non-current financial investments are classified in "Other Assets".

Financial investments (not classified as cash equivalents) have maturities of more than three months. Financial investments classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds (level 1 of the fair value hierarchy). Financial investments classified as amortized cost mainly refer to investments in Brazil in floating rate Bank Deposit Certificates with daily liquidity, with initial maturities between one and two years, and to investments abroad in time deposits and government bonds.

4.	Sales revenues

	Jan-Mar/2026	Jan-Mar/2025
Diesel	6,743	6,570
Road-use diesel subsidy program	128	-
Gasoline	2,923	2,964
Liquefied petroleum gas	831	733
Jet fuel	1,179	1,123
Naphtha	472	410
Fuel oil (including bunker fuel)	163	165
Other oil products	849	931
Subtotal oil products	13,288	12,896
Natural gas	778	885
Crude oil	931	1,405
Renewables and nitrogen products	112	53
Breakage	36	48
Electricity	328	139
Services, agency and others	235	166
Domestic market	15,708	15,592

Exports	7,602	5,369
Crude oil	5,715	3,810
Fuel oil (including bunker fuel)	1,541	1,184
Other oil products and other products	346	375
Sales abroad (1)	225	112
Foreign market	7,827	5,481
Sales revenues	23,535	21,073
(1) Sales revenues from operations outside of Brazil, including trading and excluding exports.

As described in note 28.5.1, revenue recognition related to the economic subsidy program for diesel trading for road use in Brazil occurs as the oil product is sold and delivered to distributors. In the three-month period ended March 31, 2026, the Company recognized US$ 128 as sales revenues arising from this subsidy.

The composition of sales revenues by shipping destination is presented as follows:

9

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2026	Jan-Mar/2025
Domestic market	15,708	15,592
China	3,250	1,066
Americas (except United States)	928	673
Europe	661	1,047
Asia (except China and Singapore)	1,473	1,196
United States	410	683
Singapore	989	672
Others	116	144
Foreign market	7,827	5,481
Sales revenues	23,535	21,073

In the three-month period ended March 31, 2026, sales to two clients of the refining, transportation and marketing (RT&M) segment represented individually 13% and 10% of the Company’s sales revenues. In the three-month period ended March 31, 2025, sales to two clients of the RT&M segment represented individually 15% and 10% of the Company’s sales revenues.

5.	Costs and expenses by nature
5.1.	Cost of sales
	Jan-Mar/2026	Jan-Mar/2025
Raw material, products for resale, materials and third-party services (1)	(5,260)	(5,099)
Acquisitions (including imports)	(3,426)	(3,579)
Crude oil	(2,162)	(2,116)
Oil products	(1,105)	(1,189)
Natural gas	(159)	(274)
Third-party services and others	(1,834)	(1,520)
Depreciation, depletion and amortization	(3,357)	(2,513)
Production taxes	(3,456)	(2,803)
Employee compensation	(521)	(399)
Inventory turnover	399	129
Total	(12,195)	(10,685)
(1) Includes short-term leases.

5.2.	Selling expenses
	Jan-Mar/2026	Jan-Mar/2025
Materials, third-party services, freight, rent and other related costs	(1,267)	(895)
Depreciation, depletion and amortization	(203)	(169)
Reversal (allowance) for expected credit losses	(7)	4
Employee compensation	(38)	(30)
Total	(1,515)	(1,090)

5.3.	General and administrative expenses
	Jan-Mar/2026	Jan-Mar/2025
Employee compensation	(303)	(266)
Materials, third-party services, rent and other related costs	(117)	(139)
Depreciation, depletion and amortization	(59)	(39)
Total	(479)	(444)

10

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

6.	Other income and expenses, net
	Jan-Mar/2026	Jan-Mar/2025
Stoppages for asset maintenance and pre-operating expenses	(644)	(635)
Pension and medical benefits - retirees (1)	(385)	(315)
Variable compensation programs (2)	(346)	(290)
Losses with legal, administrative and arbitration proceedings	(133)	(201)
Gains (losses) with commodity derivatives	(128)	2
Operating expenses with thermoelectric power plants	(46)	(55)
Results on disposal/write-offs of assets	75	57
Results from co-participation agreements in bid areas	118	70
Results of non-core activities	129	98
Reimbursements from E&P partnership operations	132	146
Early termination and changes to cash flow estimates of leases	140	157
Others	35	76
Total	(1,053)	(890)
(1) For more information, see note 14.2 - Employee benefits (post-employment).
(2) Comprises Profit Sharing (PLR) and Performance award program (PRD), as described in note 14.1.

7.	Net finance income (expense)
	Jan-Mar/2026	Jan-Mar/2025
Finance income	334	297
Income from financial investments and Government Bonds	218	223
Other finance income	116	74
Finance expenses	(985)	(983)
Interest on finance debt	(553)	(466)
Unwinding of discount on lease liability	(677)	(622)
Capitalized borrowing costs	625	449
Unwinding of discount on the provision for decommissioning costs	(340)	(319)
Other finance expenses	(40)	(25)
Foreign exchange gains (losses) and inflation indexation charges	2,118	2,434
Foreign exchange gains (losses) (1)	2,350	3,036
Real x U.S. dollar	2,311	3,077
Other currencies	39	(41)
Reclassification of hedge accounting to the Statement of Income (1)	(507)	(722)
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(57)	(64)
Recoverable taxes inflation indexation income	25	58
Other foreign exchange gains and indexation charges, net	307	126
Total	1,467	1,748
(1) For more information, see notes 27.3.1.a and 27.3.1.c.

11

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.	Information by operating segment
8.1.	Net income by operating segment
Jan-Mar/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,996	22,297	2,205	89	(17,052)	23,535
Intersegments	15,937	308	804	3	(17,052)	−
Third parties	59	21,989	1,401	86	-	23,535
Cost of sales	(8,142)	(17,772)	(1,216)	(81)	15,016	(12,195)
Gross profit	7,854	4,525	989	8	(2,036)	11,340
Income (expenses)	(537)	(1,006)	(821)	(1,128)	−	(3,492)
Selling expenses	-	(794)	(710)	(11)	-	(1,515)
General and administrative expenses	(14)	(102)	(35)	(328)	-	(479)
Exploration costs	(138)	-	-	-	-	(138)
Research and development expenses	(198)	(1)	(3)	(48)	-	(250)
Other taxes	(169)	(136)	(3)	(166)	-	(474)
Impairment reversals, net	3	414	-	-	-	417
Other income and expenses, net	(21)	(387)	(70)	(575)	-	(1,053)
Income (loss) before net finance income, results of equity-accounted investments and income taxes	7,317	3,519	168	(1,120)	(2,036)	7,848
Net finance income	-	-	-	1,467	-	1,467
Results of equity-accounted investments	16	(23)	18	(1)	-	10
Net income (loss) before income taxes	7,333	3,496	186	346	(2,036)	9,325
Income taxes	(2,489)	(1,196)	(57)	(58)	693	(3,107)
Net income (loss) for the period	4,844	2,300	129	288	(1,343)	6,218
Attributable to:
Shareholders of Petrobras	4,845	2,300	120	277	(1,343)	6,199
Non-controlling interests	(1)	-	9	11	-	19

12

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Jan-Mar/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Eliminations	Total
Sales revenues	15,067	19,989	1,860	77	(15,920)	21,073
Intersegments	15,012	290	617	1	(15,920)	−
Third parties	55	19,699	1,243	76	-	21,073
Cost of sales	(6,797)	(18,778)	(1,125)	(68)	16,083	(10,685)
Gross profit (loss)	8,270	1,211	735	9	163	10,388
Income (expenses)	(738)	(736)	(779)	(859)	−	(3,112)
Selling expenses	-	(437)	(655)	2	-	(1,090)
General and administrative expenses	(4)	(87)	(26)	(327)	-	(444)
Exploration costs	(313)	-	-	-	-	(313)
Research and development expenses	(162)	(1)	(2)	(37)	-	(202)
Other taxes	(4)	(13)	(2)	(104)	-	(123)
Impairment (losses) reversals, net	(54)	4	-	-	-	(50)
Other income and expenses, net	(201)	(202)	(94)	(393)	-	(890)
Income (loss) before net finance expense, results of equity-accounted investments and income taxes	7,532	475	(44)	(850)	163	7,276
Net finance income	-	-	-	1,748	-	1,748
Results of equity-accounted investments	14	55	12	1	-	82
Net income / (loss) before income taxes	7,546	530	(32)	899	163	9,106
Income taxes	(2,560)	(163)	14	(347)	(55)	(3,111)
Net income (loss) for the period	4,986	367	(18)	552	108	5,995
Attributable to:
Shareholders of Petrobras	4,987	367	(28)	540	108	5,974
Non-controlling interests	(1)	-	10	12	-	21

13

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Other income and expenses, net by segment
Jan-Mar/2026
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(570)	(59)	(11)	(4)	(644)
Pension and medical benefits - retirees	-	-	-	(385)	(385)
Variable compensation programs	(158)	(80)	(17)	(91)	(346)
Gains (losses) with legal, administrative and arbitration proceedings	154	(93)	(2)	(192)	(133)
Losses with commodity derivatives	-	(128)	-	-	(128)
Results on disposal/write-offs of assets	42	(7)	2	38	75
Results from co-participation agreements in bid areas	118	-	-	-	118
Results of non-core activities	124	-	-	5	129
Reimbursements from E&P partnership operations	132	-	-	-	132
Early termination and changes to cash flow estimates of leases	129	11	-	-	140
Others	8	(31)	(42)	54	(11)
Total	(21)	(387)	(70)	(575)	(1,053)

Other income and expenses, net by segment
Jan-Mar/2025
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total
Stoppages for asset maintenance and pre-operating expenses	(513)	(98)	(20)	(4)	(635)
Pension and medical benefits - retirees	-	-	-	(315)	(315)
Variable compensation programs	(134)	(64)	(15)	(77)	(290)
Losses with legal, administrative and arbitration proceedings	(112)	(29)	(2)	(58)	(201)
Gains with commodity derivatives	-	1	1	-	2
Results on disposal/write-offs of assets	32	(1)	2	24	57
Results from co-participation agreements in bid areas	70	-	-	-	70
Results of non-core activities	102	(8)	1	3	98
Reimbursements from E&P partnership operations	146	-	-	-	146
Early termination and changes to cash flow estimates of leases	151	(1)	1	6	157
Others	57	(2)	(62)	28	21
Total	(201)	(202)	(94)	(393)	(890)

The amount of depreciation, depletion and amortization by segment is set forth as follows:

	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Total

Jan-Mar/2026	3,154	736	168	53	4,111
Jan-Mar/2025	2,481	597	133	36	3,247

14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

8.2.	Assets by operating segment
	Exploration and Production (E&P)	Refining, Transportation & Marketing (RT&M)	Gas and Low Carbon Energies (G&LCE)	Corporate and other businesses	Elimina-tions	Total

Consolidated assets by operating segment - 03.31.2026

Current assets	3,094	12,821	386	16,283	(5,659)	26,925
Non-current assets	164,812	23,985	5,566	17,450	−	211,813
Long-term receivables	9,633	3,403	155	14,509	−	27,700
Investments	307	32	190	63	−	592
Property, plant and equipment	152,898	20,399	5,129	2,413	−	180,839
Operating assets	114,594	16,868	4,538	1,626	−	137,626
Under construction	38,304	3,531	591	787	−	43,213
Intangible assets	1,974	151	92	465	−	2,682
Total Assets	167,906	36,806	5,952	33,733	(5,659)	238,738

Consolidated assets by operating segment - 12.31.2025

Current assets	2,424	9,580	356	16,620	(3,532)	25,448
Non-current assets	153,291	22,311	5,315	15,972	−	196,889
Long-term receivables	9,318	3,091	146	13,221	−	25,776
Investments	292	27	171	60	−	550
Property, plant and equipment	141,818	19,053	4,917	2,252	−	168,040
Operating assets	108,424	16,534	4,394	1,568	−	130,920
Under construction	33,394	2,519	523	684	−	37,120
Intangible assets	1,863	140	81	439	−	2,523
Total Assets	155,715	31,891	5,671	32,592	(3,532)	222,337

9.	Trade and other receivables
9.1.	Trade and other receivables
	03.31.2026	12.31.2025
Third parties
Receivables from contracts with customers	4,794	4,641
Other trade receivables
Receivables from divestments and Transfer of Rights Agreement	782	1,132
Lease receivables	213	226
Other receivables	763	1,192
Subtotal - Third parties	6,552	7,191
Related parties
Receivables from contracts with customers - Investees	60	77
Road-use diesel subsidy program	142	−
Subtotal - Related parties (note 28)	202	77
Total trade and other receivables, before ECL	6,754	7,268
Expected credit losses (ECL) - Third parties	(1,838)	(1,780)
Expected credit losses (ECL) - Related parties	(8)	(10)
Total trade and other receivables	4,908	5,478
Current	4,261	4,627
Non-current	647	851

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss, amounting to US$ 909 as of March 31, 2026 (US$ 402 as of December 31, 2025).

The balance of receivables from divestment and Transfer of Rights Agreement is mainly related to the earnout of the Sépia and Atapu fields, totaling US$ 212 (US$ 398 as of December 31, 2025), from the sale of the Roncador field, totaling US$ 217 (US$ 266 as of December 31, 2025), and the Potiguar cluster, totaling US$ 80 (US$ 157 as of December 31, 2025).

15

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The decrease in the balance of “Other receivables” is mainly related to the Tupi Shared Reservoir, as described in Note 18.4.

9.2.	Aging of trade and other receivables – third parties
	03.31.2026		12.31.2025
	Trade and other receivables	Expected credit losses	Trade and other receivables	Expected credit losses
Current	4,458	(37)	5,265	(88)
Overdue:
1-90 days	135	(69)	66	(32)
91-180 days	67	(31)	46	(25)
181-365 days	54	(40)	129	(106)
More than 365 days	1,838	(1,661)	1,685	(1,529)
Total	6,552	(1,838)	7,191	(1,780)

9.3.	Provision for expected credit losses – third parties and related parties
Changes	Jan-Mar/2026	Jan-Mar/2025
Opening balance	1,790	1,641
Additions	35	28
Reversals	(43)	(47)
Write-offs	−	(1)
Translation adjustment	61	81
Others	3	−
Closing balance	1,846	1,702
Current	432	340
Non-current	1,414	1,362

10.	Inventories
	03.31.2026	12.31.2025
Crude oil	3,772	3,151
Oil products	2,398	2,302
Intermediate products	601	577
Natural gas and Liquefied Natural Gas (LNG)	109	112
Biofuels	29	29
Fertilizers	18	10
Total products	6,927	6,181
Materials, supplies and others	2,376	2,029
Total	9,303	8,210

In the three-month period ended March 31, 2026, there was no loss within costs of sales nor reversal of cost of sales, adjusting inventories to net realizable value in U.S. dollars (compared to a US$ 7 loss within cost of sales in the three-month period ended March 31, 2025), primarily due to changes in international prices of crude oil and oil products.

At March 31, 2026, the Company had pledged crude oil and oil products volumes as collateral for the Term of Financial Commitment (TFC) related to Pension Plans PPSP-R, PPSP-R Pre-70 and PPSP-NR Pre-70 signed by Petrobras and Fundação Petrobras de Seguridade Social – Petros Foundation in 2008, in the estimated amount of US$ 889 (US$ 786 at December 31, 2025).

16

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

11.	Prepayments
	03.31.2026	12.31.2025
Advances for property, plant and equipment (1)	4,056	4,143
Prepaid expenses	554	437
Advances for the acquisition of equipment, materials and others	151	126
Total	4,761	4,706
Current	609	468
Non current	4,152	4,238
(1) The agreements for the acquisition of the Federal Government’s interests in the Mero (3.5%) and Atapu (0.95%) fields were signed in March 2026. The transfer of rights and obligations will occur in March 2027.

12.	Trade payables
	03.31.2026	12.31.2025
Third parties in Brazil	5,086	5,097
Third parties abroad	2,375	2,290
Related parties	28	55
Total	7,489	7,442

Forfaiting

The Company has a program to encourage the development of the oil and gas production chain called “Mais Valor” (More Value), operated by a partner company on a 100% digital platform.

By using this platform, the suppliers who want to anticipate their receivables may launch a reverse auction, in which the winner is the financial institution which offers the lowest discount rate. The financial institution becomes the creditor of invoices advanced by the supplier, and Petrobras pays the invoices on the same date and under the conditions originally agreed with the supplier.

Invoices are advanced in the “Mais Valor” program exclusively at the discretion of the suppliers and do not change the terms, prices and commercial conditions contracted by Petrobras with such suppliers, as well as it does not add financial charges to the Company, therefore, the classification is maintained as Trade payables in Statements of Cash Flows (Cash flows from operating activities).

As of March 31, 2026, the balance advanced by suppliers, within the scope of the program, is US$ 173 (US$ 133 as of December 31, 2025) and has a payment term from 6 to 92 days and a weighted average term of 43 days (payment term from 7 to 93 days and a weighted average term of 55 days in 2025), after the contracted commercial conditions have been met.

17

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.	Taxes
13.1.	Income taxes

Statement of Financial Position

	03.31.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities
Income taxes	1,086	2,278	1,023	1,868
Deferred income taxes	1,594	9,483	1,015	6,354
	2,680	11,761	2,038	8,222

Statement of Income

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	Jan-Mar/2026	Jan-Mar/2025
Net income before income taxes	9,325	9,106
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(3,170)	(3,096)
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	345	235
Brazilian income taxes on income of companies incorporated outside Brazil (1)	(173)	(70)
Tax incentives	50	29
Effects of the global minimum tax	(33)	(53)
Internal transfer prices adjustments for operations between related parties abroad	-	(79)
Tax loss carryforwards (unrecognized tax losses)	(13)	1
Post-employment benefits (2)	(159)	(114)
Results of equity-accounted investments	6	28
Non-incidence of income taxes on indexation (Selic interest rate) of undue paid taxes	23	13
Others	17	(5)
Income taxes	(3,107)	(3,111)
Deferred income taxes	(704)	(1,215)
Current income taxes	(2,403)	(1,896)
Effective tax rate of income taxes	33.3%	34.2%
(1) Relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(2) Includes Uncertain tax treatments (see note 13.1.3).

18

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

13.1.1.	Current income taxes

Income taxes recoverable

	Current assets		Non-current assets		Total
	03.31.2026	12.31.2025	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil	697	653	382	365	1,079	1,018
Taxes abroad	7	5	−	−	7	5
Total	704	658	382	365	1,086	1,023

Income taxes payable

	Current liabilities		Non-current liabilities		Total
	03.31.2026	12.31.2025	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil
Income taxes (1)	1,192	785	418	392	1,610	1,177
Income taxes - Tax settlement programs	64	59	182	184	246	243
	1,256	844	600	576	1,856	1,420
Taxes abroad (1)	422	448	−	−	422	448
Total	1,678	1,292	600	576	2,278	1,868
(1) Includes uncertain tax treatments (see note 13.1.3).

13.1.2.	Deferred income taxes

The changes in the deferred income taxes are presented as follows:

	Jan-Mar/2026	Jan-Mar/2025
Opening balance	(5,339)	(548)
Recognized in the statement of income for the period	(704)	(1,215)
Recognized in shareholders’ equity	(1,432)	(1,895)
Translation adjustment	(357)	(178)
Use of tax loss carryforwards	(59)	−
Others	2	19
Closing balance	(7,889)	(3,817)
Deferred tax on profit - Assets	1,594	983
Deferred tax on profit - Liabilities	(9,483)	(4,800)

The composition of deferred tax assets and liabilities is set out in the following table:

Nature	Realization basis	03.31.2026	12.31.2025
PP&E - Exploration and decommissioning costs	Depreciation, amortization and write-offs of assets	(6,328)	(6,471)
PP&E - Impairment	Amortization, impairment reversals and write-offs of assets	4,504	4,454
PP&E - Right-of-use assets	Depreciation, amortization and write-offs of assets	(13,155)	(12,596)
PP&E - depreciation methods and capitalized borrowing costs	Depreciation, amortization and write-offs of assets	(20,367)	(19,066)
Loans, trade and other receivables / payables and financing	Payments, receipts and considerations	(2,095)	(665)
Leasings	Appropriation of the considerations	14,328	14,322
Provision for decommissioning costs	Payments and use of provisions	10,168	9,957
Provision for legal proceedings	Payments and use of provisions	1,091	1,053
Tax loss carryforwards	Taxable income compensation	680	720
Inventories	Sales, write-downs and losses	1,030	453
Employee Benefits	Payments and use of provisions	1,594	1,586
Others		661	914
Total		(7,889)	(5,339)

13.1.3.	Uncertain tax treatments on income taxes

As of March 31, 2026, the Company has US$ 631 (US$ 614 as of December 31, 2025) of uncertain tax treatments, provisioned in the statement of financial position, mainly related to the deduction of amounts paid in the basis of calculation of income taxes in Brazil, as well as to the incidence of Corporate Income Tax (CIT) on transactions abroad, related to judicial and administrative proceedings.

19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

In addition, the Company has US$ 5,479 of uncertain tax treatments (US$ 5,146 as of December 31, 2025), unprovisioned, in Brazil and abroad, on income taxes related to judicial and administrative proceedings, mainly relating to income of subsidiaries abroad.

As of March 31, 2026, the Company has other positions that can be considered as uncertain tax treatments on income taxes amounting to US$ 5,329 (US$ 4,912 as of December 31, 2025), given the possibility of different interpretation by the tax authority. These uncertain tax treatments are supported by technical assessments and tax risk assessment methodology. Therefore, Petrobras believes that such positions are likely to be accepted by the tax authorities (including judicial courts).

Thus, as of March 31, 2026, the total amount of uncertain tax treatments amounts to US$ 11,439 (US$ 10,672 as of December 31, 2025), for which Petrobras will continue to defend its position.

13.2.	Other taxes and production taxes
13.2.1.	Taxes recoverable
	Current assets		Non-current assets
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil
Current PIS and COFINS	275	255	1,391	1,291
Non-Current PIS and COFINS	383	354	1,673	1,461
PIS and COFINS - unconstitutionality of the extended calculation basis	−	−	703	661
ICMS (VAT)	197	320	571	515
Deferred ICMS (VAT)	433	369	215	229
Others	21	28	21	20
	1,309	1,326	4,574	4,177
Taxes abroad	49	42	−	−
Total	1,358	1,368	4,574	4,177

13.2.2.	Production taxes and other taxes payable
	Current liabilities		Non-current liabilities (1)
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Taxes in Brazil
Production taxes	2,262	1,400	46	56
ICMS (VAT)	1,604	1,291	−	−
PIS and COFINS	406	445	206	178
Withholding income taxes	211	329	−	−
Other taxes (2)	411	333	104	90
	4,894	3,798	356	324
Taxes abroad	21	12	−	−
Total	4,915	3,810	356	324
(1) Other non-current taxes are classified within other non-current liabilities in the statement of financial position.
(2) As of March 31, 2026, includes US$ 122 of export tax.

13.3.	Tax recovery program

In March and April 2026, Petrobras adhered to the Special Program for Installment Payment of Tax Credits (REFIS), instituted by the state of Rio de Janeiro through Complementary Law No. 225/2025, with the objective of settling tax contingencies related to ICMS. Following this adhesion, the Company recognized a US$ 118 expense in the statement of income, within other taxes, in the three-month period ended March 31, 2026.

13.4.	Export tax on crude oil and diesel

On March 12, 2026, Provisional Measure No. 1,340 was published, establishing the levy of Export Tax (IE) over crude oil, bituminous minerals and road-use diesel.

The tax is non-recoverable but deductible on the tax base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL). The tax is levied on crude oil exports at a 12% rate and on diesel oil exports at a 50% rate.

20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Ordinance MF No. 674/1994, which provides for the payment of IE, establishes that the term for payment of this tax shall be 15 days for road-use diesel and 60 days for crude oil, from the date of registration of the declaration for customs clearance.

In the three-month period ended March 31, 2026, a US$ 122 expense was recognized within other taxes relating to this tax.

13.5.	Tax reform

On April 30, 2026, initial regulations related to the implementation of the Tax Reform were published. The Company is evaluating these regulations and their implications, aiming at identifying any potential effects on its operations, systems and financial statements.

For further information, see note 18.5 to the financial statements for the year ended December 31, 2025.

14.	Employee benefits

Employee benefits are all forms of consideration given by the Company in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and management. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	03.31.2026	12.31.2025
Liabilities
Short-term employee benefits	2,599	2,722
Termination benefits	96	91
Post-employment benefits	17,526	16,359
Total	20,221	19,172
Current	3,755	3,805
Non-current	16,466	15,367

14.1.	Short-term employee benefits
	03.31.2026	12.31.2025
Accrued vacation and 13th salary	755	610
Profit sharing	682	677
Performance award program	743	717
Salaries and related charges and other provisions	419	718
Total	2,599	2,722
Current	2,581	2,706
Non-current (1)	18	16
(1) Remaining balance relating to the four-year deferral of the variable compensation program of executive officers and the upper management.

The Company recognized the following amounts in the statement of income:

Expenses recognized in the statement of income	Jan-Mar/2026	Jan-Mar/2025
Salaries, accrued vacations and related charges	(1,002)	(860)
Management fees and charges	(3)	(3)
Variable compensation programs (1)	(346)	(289)
Performance award program (2)	(161)	(133)
Profit sharing (2)	(185)	(156)
Total	(1,351)	(1,152)
(1) Includes adjustments to provisions related to previous years.
(2) Amount recognized as other income and expenses - see note 6.

21

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

14.1.1.	Variable compensation programs

The Company recognizes the contribution of employees to the results achieved through two programs: a) Profit sharing and results sharing; and b) Performance award program.

Profit Sharing (Participações nos lucros ou resultados - PLR)

In the three-month period ended March 31, 2026, the Company:

•	advanced the amount of US$ 214 relating to the profit sharing (PLR) for 2025, considering the regulation and individual limits according to the remuneration of each employee; and
•	provisioned US$ 185 relating to the PLR for 2026 (US$ 156 for the same period of 2025), recorded in other income and expenses.

Performance award program (Programa de prêmio por desempenho - PRD)

In the three-month period ended March 31, 2026, the Company:

•	advanced the amount of US$ 171 relating to the performance award program (PRD) for 2025, since the Company’s and individual performance metrics were achieved in that year;
•	provisioned US$ 161 relating to the PRD for 2026 (US$ 133 for the same period of 2025), recorded in other income and expenses, including variable compensation programs of consolidated companies.
14.2.	Employee benefits (post-employment)

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five major post-employment pension plans (collectively referred to as “pension plans”).

The following table presents the balance of post-employment benefits:

	03.31.2026	12.31.2025
Liabilities
Health Care Plan - Saúde Petrobras	12,555	11,661
Subtotal - health care plan	12,555	11,661
Petros Pension Plan - Renegotiated (PPSP-R)	2,874	2,734
Petros Pension Plan - Non-renegotiated (PPSP-NR)	998	946
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pre 70)	554	513
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pre 70)	542	501
Petros 2 Pension Plan (PP-2)	3	4
Subtotal - pension plans	4,971	4,698
Total	17,526	16,359
Current	1,106	1,036
Non-current	16,420	15,323

Health Care Plan

The health care plan Saúde Petrobras – AMS is managed and run by Petrobras Health Association (Associação Petrobras de Saúde – APS), a nonprofit civil association, and includes prevention and health care programs. The plan offers assistance to all employees, retirees, pensioners and eligible family members, according to the rules of the plan, and is open to new employees.

Benefits are paid by the Company based on the costs incurred by the beneficiaries. The financial participation of the Company and the beneficiaries on the expenses are provided for in the plan rules and in the ACT, currently at 70% by the Company and 30% by the participants.

22

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation, a nonprofit legal entity governed by private law with administrative and financial autonomy.

Pension plans in Brazil are regulated by the National Council for Supplementary Pension (Conselho Nacional de Previdência Complementar – CNPC), which establishes all guidelines and procedures to be adopted by the plans for their management and relationship with stakeholders.

Petros Foundation periodically carries out revisions of the plans and, when applicable, establishes measures aiming at maintaining the financial sustainability of the plans.

On March 24, 2026, the Deliberative Council of Petros Foundation approved the financial statements of the pension plans sponsored by the Company for the year ended December 31, 2025.

The net obligation with pension plans recorded by the Company is measured in accordance with the IFRS Accounting Standards requirements, which has a different measurement methodology to that applicable to pension funds in Brazil, which are regulated by the CNPC.

The following table below presents the reconciliation of the deficit of Petros Plan registered by Petros Foundation as of December 31, 2025 with the net actuarial liability registered by the Company at the same date:

	PPSP-R (1)	PPSP-NR (1)
Deficit registered by Petros	236	118
Ordinary and extraordinary future contributions - sponsor	4,273	1,259
Contributions related to the TFC - sponsor	786	567
Financial assumptions (interest rate and inflation), changes in fair value of plan assets and actuarial valuation method	(2,049)	(496)
Net actuarial liability recorded by the Company	3,247	1,448
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The main difference between these methodologies is that, in the CNPC criterion, Petros Foundation considers the future cash flows of normal and extraordinary sponsor’s contributions, discounted to present value, while the Company considers these cash flows as they are realized. In addition, Petros Foundation sets the real interest rate based on profitability expectations and on parameters set by the Superintendência Nacional de Previdência Complementar - PREVIC (National Supplementary Pension Authority), while the Company uses a rate that combines the maturity profile of the obligations with the yield curve of government bonds. Regarding the plan assets, Petros Foundation marks government bonds at market value or on the curve, while the Company marks all of them at market value.

14.2.1.	Actuarial liabilities recognized in the statement of financial position, related to defined benefit plans

Net actuarial liabilities represent the obligations of the Company, net of the fair value of plan assets (when applicable), at present value.

Changes in the actuarial liabilities related to pension and health care plans with defined benefit characteristics is presented as follows:

					2026
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2025	3,247	1,447	4	11,661	16,359
Recognized in the Statement of Income	93	42	−	405	540
Current service cost	−	−	−	64	64
Net interest	93	42	−	341	476
Cash effects	(87)	(29)	(5)	(145)	(266)
Contributions paid	(87)	(29)	(5)	(145)	(266)
Other changes	175	80	4	634	893
Others	−	−	5	(1)	4
Translation Adjustment	175	80	(1)	635	889
Balance at March 31, 2026	3,428	1,540	3	12,555	17,526
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

23

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					2025
	Pension Plans			Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras-AMS
Balance at December 31, 2024	2,684	1,158	58	7,498	11,398
Recognized in the Statement of Income	88	38	1	290	417
Current service cost	1	−	−	40	41
Net interest	87	38	1	250	376
Recognized in Equity - other comprehensive income	−	−	−	1	1
(Gains)/losses arising from the remeasurement	−	−	−	1	1
Cash effects	(74)	(23)	(3)	(115)	(215)
Contributions paid	(74)	(23)	(3)	(115)	(215)
Other changes	210	91	4	590	895
Translation Adjustment	210	91	4	590	895
Balance at March 31, 2025	2,908	1,264	60	8,264	12,496
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense with pension and health care plans is presented below:

		Pension Plans		Health Care Plan	Total
	PPSP-R (1)	PPSP-NR (1)	Petros 2	Saúde Petrobras
Related to active employees (cost of sales and expenses)	(6)	(1)	−	(148)	(155)
Related to retirees (other income and expenses)	(87)	(41)	−	(257)	(385)
Net costs for Jan-Mar/2026	(93)	(42)	−	(405)	(540)
Related to active employees (cost of sales and expenses)	(6)	(1)	−	(95)	(102)
Related to retirees (other income and expenses)	(82)	(37)	(1)	(195)	(315)
Net costs for Jan-Mar/2025	(88)	(38)	(1)	(290)	(417)
(1) Includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

14.2.2.	Contributions

In the three-month period ended March 31, 2026, the Company contributed US$ 266 (US$ 215 in the same period of 2025), to the defined benefit plans (reducing the balance of obligations of these plans, as presented in note 14.2.1), and US$ 75 and US$ 1, respectively, to the defined contribution portions of PP-2 and PP-3 plans (US$ 57 for PP-2 and US$ 0.5 for PP-3 in the same period of 2025), which were recognized in the statement of income.

15.	Provisions for legal proceedings, judicial deposits and contingent liabilities
15.1.	Provisions for legal proceedings

The Company recognizes provisions for legal, administrative and arbitral proceedings, based on the best estimate of the costs, for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

•	Tax claims including: (i) VAT tax collection - bunker oil involving several states; (ii) social security contributions - claims for alleged non-payment on allowances and bonuses; and (iii) claims relating to benefits previously taken for Brazilian federal tax credits applied that were subsequently alleged to be disallowable, including disallowance of PIS and COFINS tax credits.
•	Labor claims, in particular: (i) several individual and collective labor claims; and (ii) legal actions from outsourced employees.
•	Civil claims, in particular: (i) lawsuits related to contracts; (ii) legal and administrative proceedings involving fines applied by the ANP - Brazilian Agency of Petroleum, Natural Gas and Biofuels (Agência Nacional de Petróleo, Gás Natural e Biocombustíveis), mainly relating to production measurement systems, as well as administrative and judicial proceedings that discuss the difference between special participation and royalties in several oil fields; (iii) lawsuits that discuss matters related to pension plans managed by Petros; (iv) civil claims involving disposal of assets; and (v) lawsuits that discuss compensation related to expropriation and right-of-way easements.

24

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

•	Environmental claims, specially: (i) fines relating to an environmental accident in the State of Paraná in 2000; (ii) fines relating to the Company’s offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar State Park.

Provisions for legal proceedings are set out as follows:

Non-current liabilities	03.31.2026	12.31.2025
Labor claims	841	691
Tax claims	608	737
Civil claims	1,693	1,601
Environmental claims	227	221
Total	3,369	3,250

	Jan-Mar/2026	Jan-Mar/2025
Opening Balance	3,250	2,833
Additions, net of reversals	(10)	84
Use of provision	(189)	(412)
Revaluation of existing proceedings and interest charges	143	115
Others	(1)	(5)
Translation adjustment	176	218
Closing Balance	3,369	2,833

In preparing its unaudited condensed consolidated interim financial statements for the three-month period ended March 31, 2026, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

15.2.	Judicial deposits

The Company makes deposits in judicial phases, mainly to suspend the chargeability of the tax debt and to maintain its tax compliance. Judicial deposits are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	03.31.2026	12.31.2025
Tax	10,991	10,172
Labor	878	839
Civil	3,993	3,702
Environmental and others	105	101
Total	15,967	14,814

	Jan-Mar/2026	Jan-Mar/2025
Opening Balance	14,814	11,748
Additions	23	181
Use	(29)	(33)
Accruals and charges	353	250
Translation adjustment	806	929
Closing Balance	15,967	13,075

The Company maintains a Negotiated Legal Proceeding (NJP) agreement with the Brazilian National Treasury Attorney General's Office (PGFN), aiming to postpone judicial deposits related to federal tax lawsuits with values exceeding US$ 38 (R$ 200 million), which allows judicial discussion without the immediate disbursement.

To achieve this, the Company makes production capacity available as a guarantee from the Tupi, Sapinhoá, and Roncador fields. As the judicial deposits are made, the mentioned capacity is released for other processes that may be included in the NJP.

The Company’s management understands that the mentioned NJP provides greater cash predictability and ensures the maintenance of federal tax regularity. As of March 31, 2026, the balance of production capacity held in guarantee in the NJP is US$ 1,644 (US$ 1,417 as of December 31, 2025).

25

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

15.3.	Contingent liabilities

The estimates of contingent liabilities are indexed to inflation and updated by applicable interest rates. As of March 31, 2026 estimated contingent liabilities for which the possibility of loss is classified as possible are set out in the following table:

Nature	03.31.2026	12.31.2025
Tax	29,468	25,585
Labor	1,949	1,844
Civil	13,505	12,748
Environmental and others	1,582	1,394
Total	46,504	41,571

The main contingent liabilities are:

•	Tax matters comprising: (i) disapproval of PIS and COFINS tax compensation due to credit disallowance; (ii) income from foreign subsidiaries and associates not included in the computation of taxable income (IRPJ and CSLL); (iii) collection of ICMS involving several states; (iv) incidence of social security contributions on the payment of bonuses; (v) collection of PIS and COFINS, resulting from the payment of taxes negotiated with the Brazilian Federal Government, excluding the payment of fines; and (vi) withholding income tax (IRRF) on remittances for payments of vessel charters.
•	Labor matters, comprising several labor claims;
•	Civil matters comprising mainly: (i) administrative and legal proceedings challenging an ANP order requiring Petrobras to pay additional special participation fees and royalties (production taxes) with respect to several oil fields, including unitization of deposits and reservoirs; (ii) lawsuits related to contracts; (iii) claims that discuss topics related to pension plans managed by Petros; (iv) fines from regulatory agencies, mainly ANP; and (v) judicial and arbitration proceedings that discuss disposal of assets carried out by Petrobras; and
•	Environmental matters comprising mainly: (i) fines related to the Company operations; (ii) fishermen's indemnities; and (iii) indemnities for environmental damages.
15.4.	Collective action and related proceedings

15.4.1.     Collective action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action in the Netherlands, at the District Court of Rotterdam, against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers. The Foundation alleges that it represents the interests of an unidentified group of investors and asserts that, based on the facts revealed by the Lava-Jato Operation, the defendants acted illegally before the investors.

On May 26, 2021, the District Court of Rotterdam decided that the class action should proceed and that the arbitration clause of Petrobras' bylaws does not prevent the Company's shareholders from having access to the Dutch Judiciary and have their interests represented by the “Foundation”. However, the interests of investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the scope of the action.

On October 30, 2024, after the parties' comments on the technical evidence, the District Court of Rotterdam issued a ruling, in which it broadly accepted Petrobras' arguments regarding the requests presented in favor of the Company's shareholders and considered that: i) in accordance with Brazilian legislation, all damages alleged by the Foundation qualify as indirect and are not subject to compensation; and ii) according to Argentine law, shareholders cannot, in principle, request compensation from the Company for damages alleged by the Foundation, and the Foundation has not demonstrated that it represents a sufficient number of investors who could, in theory, present such a request.

Therefore, the District Court of Rotterdam rejected the Foundation's allegations in accordance with Brazilian and Argentine law, which resulted in the rejection of all requests made in favor of shareholders. With respect to certain bondholders, the Court considered that Petrobras and PGF acted illegally under Luxembourg law, while PGF acted illegally under Dutch law.

Furthermore, the District Court of Rotterdam confirmed the following issues of the decision released to the market on July 26, 2023: (i) rejection of the allegations against PIBBV, POG BV and the former CEOs of Petrobras from July 2005 to February 2015; and (ii) prescription of requests formulated in accordance with Spanish legislation.

26

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Petrobras, the Foundation and PGF have appealed against the ruling and previous interim decisions and their appeals are pending of judgment.

In relation to bondholders, the Foundation cannot claim compensation under the class action, which will depend not only on a final result favorable to the interests of the investors in the class action, but also on the filing of subsequent actions by or on behalf of the investors by the Foundation itself, an opportunity in which Petrobras and PGF will be able to offer all the defenses already presented in the class action and others that it deems appropriate, including in relation to the occurrence and quantification of any damages that must be proven by the potential beneficiaries of the decision or by the Foundation. Any compensation for the alleged damages will only be determined by court decisions in subsequent actions.

This class action involves complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the scope of the arbitration clause of the Petrobras Bylaws, the jurisdiction of the Dutch court, the scope of the agreement that ended the Class Action in the United States, the Foundation's legitimacy to represent the interests of investors, the several laws applicable to the case, the information obtained from the production phase of evidence, the expert analyses, the timetable to be defined by the Hague Court of Appeal and the judicial decisions on key issues of the process, possible appeals, including before the Dutch Supreme Court, as well as the fact that the Foundation seeks only a declaratory decision in this class action.

The Company, based on the assessments of its advisors, considers that there are not enough indicative elements to qualify the universe of potential beneficiaries of a possible final decision unfavorable to Petrobras' interests, nor to quantify the supposedly compensable damages.

Thus, it is currently not possible to predict whether the Company will be liable for the effective payment of damages in any future individual claims, as this analysis will depend on the outcome of these complex procedures. In addition, it is not possible to know which investors will be able to bring subsequent individual actions related to this matter against Petrobras.

Furthermore, the claims formulated are broad, cover a multi-year period and involve a wide variety of activities and, in the current scenario, the impacts of such claims are highly uncertain. The uncertainties inherent in all of these issues affect the duration of final resolution of this action. As a result, Petrobras is unable to estimate an eventual loss resulting from this action. However, Petrobras continues to reject the Foundation's allegations, in relation to which it was considered a victim by all Brazilian authorities, including the Supreme Federal Court.

Petrobras and its subsidiaries reject the allegations made by the Foundation and will continue to defend themselves.

15.4.2.     Arbitration and other legal proceedings in Argentina

In relation to the arbitration in Argentina, the Argentine Supreme Court denied the appeal, but the Consumidores Damnificados Asociación Civil para su Defensa (formerly Consumidores Financieros Asociación Civil, "Association") filed a new appeal to the Argentine Supreme Court, which was also denied, thus the arbitration was sent to the Arbitration Court. This arbitration discusses Petrobras' liability for an alleged loss of market value of Petrobras' shares in Argentina, as a result of the so-called Lava Jato Operation. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

In parallel to such arbitration, the Association also initiated a collective action before the Civil and Commercial Court of Buenos Aires, in Argentina, with Petrobras appearing spontaneously on April 10, 2023, within the scope of which it alleges Petrobras' responsibility for an alleged loss of the market value of Petrobras' securities in Argentina, as a result of allegations made within the scope of Lava Jato Operation and their impact on the Company's financial statements prior to 2015. Petrobras presented its defense on August 30, 2023. Petrobras denies the allegations presented by the Association and will defend itself against the accusations made by the author of the class action. The Company does not have elements that allow it to provide a reliable estimate of the potential loss in this arbitration.

Regarding criminal proceeding in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, on September 3, 2025, the lower court recognized the statute of limitations on the criminal action and ordered its dismissal. The judgment dismissing the criminal action followed the Court of Appeals' decision on April 3, 2025, which overturned the previous decision to prosecute Petrobras and the previously ordered injunction. On March 2, 2026, the second instance of the Argentine Court rejected the Association's appeal against the dismissal of the criminal case and, on April 23, 2026, ruled that the appeal for cassation filed by the Association was inadmissible. This decision is subject to appeal.

15.4.3.     Arbitrations proposed by non-controlling shareholders in Brazil

There were no relevant changes in the three-month period ended March 31, 2026.

For more information, see note 20.5 to the financial statements for the year ended December 31, 2025.

27

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

16.	Provision for decommissioning costs

The following table details the amount of the provision for decommissioning costs by producing area:

	03.31.2026	12.31.2025
Onshore	698	675
Shallow waters	8,470	8,106
Deep and ultra-deep post-salt	13,183	12,748
Pre-salt	7,417	6,984
Total	29,768	28,513
Current	2,961	2,950
Non-current	26,807	25,563

Changes in the provision for decommissioning costs are presented as follows:

	Jan-Mar/2026	Jan-Mar/2025
Opening balance	28,513	26,202
Adjustment to provision	6	7
Use of provisions	(627)	(305)
Interest accrued	339	310
Others	(7)	(7)
Translation adjustment	1,544	2,054
Closing balance	29,768	28,261

17.	Other assets and liabilities

Assets	03.31.2026	12.31.2025
Escrow account and/ or collateral	834	685
Derivative transactions	322	102
Assets related to E&P partnerships	626	275
Others	147	149
Total	1,929	1,211
Current	1,545	895
Non-Current	384	316

Liabilities	03.31.2026	12.31.2025
Obligations arising from divestments	835	938
Contractual retentions	985	923
Advances from customers	347	317
Provisions for environmental expenses, research and development and fines	557	506
Other taxes	356	324
Unclaimed dividends	188	187
Derivative transactions	377	131
Obligations arising from acquisition of equity interests	171	157
Various creditors	104	142
Others	427	421
Total	4,347	4,046
Current	2,582	2,331
Non-Current	1,765	1,715

28

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

18.	Property, plant and equipment
18.1.	By class of assets
	Land, buildings and improvement	Equipment and other assets (1)	Assets under construction (2)	Exploration and development costs (3)	Right-of-use assets	Total
Balance at December 31, 2025	2,392	52,662	37,120	38,894	36,972	168,040
Cost	4,417	116,063	42,752	77,977	58,273	299,482
Accumulated depreciation and impairment (4)	(2,025)	(63,401)	(5,632)	(39,083)	(21,301)	(131,442)
Additions	2	43	4,699	54	2,157	6,955
Capitalized borrowing costs	−	−	620	−	−	620
Write-offs	−	(8)	(11)	(14)	(25)	(58)
Transfers (5)	19	1,463	(1,678)	1,041	1	846
Transfers to assets held for sale	−	−	1	−	−	1
Depreciation, amortization and depletion	(22)	(1,640)	−	(1,234)	(2,188)	(5,084)
Impairment reversal (note 20)	1	3	413	−	−	417
Translation adjustment	130	2,846	2,049	2,083	1,994	9,102
Balance at March 31, 2026	2,522	55,369	43,213	40,824	38,911	180,839
Cost	4,679	123,491	48,760	83,203	63,013	323,146
Accumulated depreciation and impairment (4)	(2,157)	(68,122)	(5,547)	(42,379)	(24,102)	(142,307)

Balance at December 31, 2024	2,485	45,807	24,384	35,921	27,688	136,285
Cost	3,895	96,963	30,321	67,357	42,366	240,902
Accumulated depreciation and impairment (4)	(1,410)	(51,156)	(5,937)	(31,436)	(14,678)	(104,617)
Additions	−	30	3,743	35	5,032	8,840
Decommissioning costs - Additions to / review of estimates	−	−	−	6	−	6
Capitalized borrowing costs	−	−	447	−	−	447
Write-offs	(1)	(18)	(1)	(2)	(5)	(27)
Transfers (5)	99	1,199	(1,544)	428	−	182
Transfers to assets held for sale	−	(1)	−	−	−	(1)
Depreciation, amortization and depletion	(24)	(1,214)	−	(1,012)	(1,673)	(3,923)
Impairment recognition (note 20)	−	(33)	(53)	(10)	(1)	(97)
Impairment reversal (note 20)	−	4	−	−	−	4
Translation adjustment	196	3,589	1,940	2,787	2,200	10,712
Balance at March 31, 2025	2,755	49,363	28,916	38,153	33,241	152,428
Cost	4,276	105,669	35,274	73,163	50,515	268,897
Accumulated depreciation and impairment (4)	(1,521)	(56,306)	(6,358)	(35,010)	(17,274)	(116,469)
(1) Composed of production platforms, refineries, thermoelectric power plants, natural gas processing plants, pipelines, and other operating, storage and production plants, including subsea equipment for the production and flow of oil and gas, depreciated based on the units of production method.
(2) See note 8 for assets under construction by operating segment.
(3) Composed of exploration and production assets related to wells, abandonment and dismantling of areas, signature bonuses associated with proved reserves and other costs directly associated with the exploration and production of oil and gas, except for assets under "Equipment and other assets".
(4) In the case of land and assets under construction, refers only to impairment losses.
(5) Mainly includes transfers between classes of assets and transfers from advances to suppliers.

Additions in assets under construction are mainly due to investments in the development of production in the Búzios field and other fields in the Santos basin, Espírito Santo basin and Campos basin. As for additions to right-of-use assets primarily relate to the rigs for E&P operations, with the corresponding record on leasing liability.

18.2.	Estimated useful life

The useful life of assets depreciated are shown below:

29

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Asset	Weighted average useful life in years
Buildings and improvement	38 (between 25 and 50)
Equipment and other assets	24 (between 1 to 31) - except assets by the units of production method
Exploration and development costs	Units of production method or 20 years
Right-of-use	14 (between 1 and 50)

18.3.	Right-of-use assets

The right-of-use assets comprise the following underlying assets:

	Platforms	Vessels	Properties	Total
Cost	30,561	29,117	3,335	63,013
Accumulated depreciation and impairment	(7,589)	(15,317)	(1,196)	(24,102)
Balance at March 31, 2026	22,972	13,800	2,139	38,911
Cost	28,617	26,632	3,024	58,273
Accumulated depreciation and impairment	(6,692)	(13,593)	(1,016)	(21,301)
Balance at December 31, 2025	21,925	13,039	2,008	36,972

18.4.	Production Individualization Agreements (AIPs)

Petrobras has AIPs signed in Brazil with partner companies in E&P consortia which provides for the equalization of expenses and production volumes, mainly related to the following fields: Agulhinha, Berbigão, Budião Noroeste, Budião Sudeste, the pre-salt layer of Jubarte, and Sururu.

The table below presents changes in the estimate of amounts relating to the execution of the AIPs submitted to the approval of the ANP:

	Jan-Mar/2026	Jan-Mar/2025
Opening balance, net	409	577
Additions (write-offs) of assets	(35)	(38)
Other (income) and expenses	7	4
Indexation charges	(27)	−
Payments made	(161)	−
Cash inflow	590	−
Translation adjustments	24	45
Closing balance, net	807	588

These changes reflect the best available estimate of the assumptions used in the calculation base and the sharing of assets in areas to be equalized.

Sapinhoá Shared Reservoir

On March 12, 2026, Petrobras paid US$ 42 to the Brazilian Federal Government, represented by PPSA, regarding the signing of the Amendment to the AIP of the Sapinhoá Shared Reservoir, approved by ANP in the third quarter of 2025.

Tupi Shared Reservoir

On March 31, 2026, Petrobras received US$ 590 from partner companies and paid US$ 119 to the Brazilian Federal Government represented by Pré-Sal Petróleo (PPSA), in relation to the equalization process of the Tupi Shared Reservoir.

18.5.	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was the weighted average of the borrowing costs applicable to the borrowings that were outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. For the three-month period ended March 31, 2026, the capitalization rate was 7.25% p.a. (7.05% p.a. for the three-month period ended March 31, 2025).

30

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

19.	Intangible assets
19.1.	By class of assets
	Rights and Concessions (1)	Software	Goodwill	Total
Balance at December 31, 2025	1,750	751	22	2,523
Cost	1,984	2,134	22	4,140
Accumulated amortization and impairment	(234)	(1,383)	−	(1,617)
Addition	1	60	−	61
Capitalized borrowing costs	−	5	−	5
Transfers	−	3	−	3
Amortization	(1)	(45)	−	(46)
Translation adjustment	94	41	1	136
Balance at March 31, 2026	1,844	815	23	2,682
Cost	2,091	2,313	23	4,427
Accumulated amortization and impairment	(247)	(1,498)	−	(1,745)
Estimated useful life in years	Indefinite (2)	5	Indefinite

Balance at December 31, 2024	1,697	538	20	2,255
Cost	1,750	1,663	20	3,433
Accumulated amortization and impairment	(53)	(1,125)	−	(1,178)
Addition	2	46	−	48
Capitalized borrowing costs	−	2	−	2
Write-offs	−	(1)	−	(1)
Transfers	−	(4)	−	(4)
Amortization	(1)	(28)	−	(29)
Impairment recognition (note 20)	(165)	−	−	(165)
Translation adjustment	132	42	2	176
Balance at March 31, 2025	1,665	595	22	2,282
Cost	1,887	1,835	22	3,744
Accumulated amortization and impairment	(222)	(1,240)	−	(1,462)
Estimated useful life in years	Indefinite (2)	5	Indefinite
(1) Comprises mainly signature bonuses (amounts paid in concession and production sharing contracts for oil or natural gas exploration), in addition to public service concessions, trademarks and patents and others.
(2) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

20.	Impairment
Statement of income	Jan-Mar/2026	Jan-Mar/2025
Impairment (losses) reversals	417	(50)
Exploratory assets	−	(208)
Impairment of equity-accounted investments	(8)	−
Net effect within the statement of income	409	(258)
Losses	(8)	(264)
Reversals	417	6

Statement of financial position	Jan-Mar/2026	Jan-Mar/2025
Property, plant and equipment	417	(93)
Intangible assets	−	(165)
Assets classified as held for sale	−	(1)
Investments	(8)	1
Net effect within the statement of financial position	409	(258)

31

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The Company annually tests its assets for impairment or when there is an indication that their carrying amount may not be recoverable, or that there may be a reversal of impairment losses recognized in previous years.

In the three-month period ended March 31, 2026, net impairment reversals were recognized in the amount of US$ 409, mainly due to the Nitrogen Fertilizer Unit (UFN-III), located in Três Lagoas/MS, in the amount of US$ 405, whose approval for project resumption resulted in an estimate of positive future cash generation for the asset, with an increase in its recoverable value.

In the three-month period ended March 31, 2025, net impairment losses were recognized in the amount of US$ 258, mainly due to the economic unfeasibility of blocks C-M-753 e C-M-789, located in the Santos basin, which resulted in the recognition of a US$ 208 loss.

21.	Exploration and evaluation of oil and gas reserves

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the following table:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (1)	Jan-Mar/2026	Jan-Mar/2025
Property plant and equipment
Opening Balance	2,427	1,475
Additions	275	243
Write-offs	(14)	(2)
Translation adjustment	122	107
Losses on exploration expenditures written off	−	(44)
Closing Balance	2,810	1,779
Intangible assets
Opening Balance	1,664	1,609
Additions	1	−
Translation adjustment	89	126
Losses on exploration expenditures written off	−	(164)
Closing Balance	1,754	1,571
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	4,564	3,350
(1) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

The additions in the first quarter of 2026 mainly refer to the drilling of wells associated with pre-salt layers of the exploratory blocks FZA-M-59, in the Foz do Amazonas basin, and Aram, in the Santos basin.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

	Jan-Mar/2026	Jan-Mar/2025
Exploration costs recognized in the statement of income
Geological and geophysical expenses	(119)	(91)
Exploration expenditures written off (includes dry wells and signature bonuses) (1)	(16)	(209)
Contractual penalties on local content requirements	(2)	(5)
Other exploration expenses	(1)	(8)
Total expenses	(138)	(313)
Cash used in:
Operating activities	120	99
Investment activities	277	241
Total cash used	397	340
(1) Includes amounts relating to economic unfeasibility of exploratory blocks (note 20).

21.1.	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 1,999 (US$ 1,410 as of December 31, 2025), which is still in force as of March 31, 2026, net of commitments undertaken. As of March 31, 2026, the collateral comprises future crude oil production capacity from Marlim and Búzios producing fields, already in production, pledged as collateral, in the amount of US$ 1,431 (US$ 1,358 as of December 31, 2025) and bank guarantees of US$ 568 (US$ 52 as of December 31, 2025).

32

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

22.	Investments
22.1.	Investments in associates and joint ventures
0	Joint Ventures	Associates (1)	Total
Balance at December 31, 2025	464	86	550
Investments	30	1	31
Results of equity-accounted investments	4	6	10
Translation adjustment	3	−	3
Other comprehensive income	1	(3)	(2)
Balance at March 31, 2026	502	90	592

	Joint Ventures	Associates (1)	Total
Balance at December 31, 2024	481	178	659
Investments	2	2	4
Restructuring, capital decrease and others	−	(4)	(4)
Results of equity-accounted investments	30	52	82
Translation adjustment	2	(122)	(120)
Other comprehensive income	−	115	115
Dividends	(7)	(1)	(8)
Balance at March 31, 2025	508	220	728
(1) Includes other investments.

23.	Disposal of assets and other transactions

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

		03.31.2026	12.31.2025
	E&P	Total	Total
Assets classified as held for sale
Property, plant and equipment	26	26	25
Total	26	26	25
Liabilities on assets classified as held for sale
Provision for decommissioning costs	110	110	103
Total	110	110	103

23.1.	Contingent assets from disposed investments and other transactions

Some disposed assets and other agreements provide for receipts subject to contractual clauses, especially related to the Brent variation in transactions related to E&P assets.

The transactions that may generate revenue recognition, accounted for within other income and expenses, are presented below:

33

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Transaction	Closing date	Contingent assets at the closing date	Assets recognized in 2026	Assets recognized in previous periods	Balance of contingent assets as of March 31, 2026
Surplus volume of the Transfer of Rights Agreement
Sepia and Atapu (1)	April 2022	5,263	122	1,514	3,622
Sales in previous years
Riacho da Forquilha cluster	December 2019	62	−	58	4
Pampo and Enchova cluster	July 2020	650	47	358	245
Baúna field	November 2020	285	7	271	7
Cricare cluster	December 2021	118	−	106	12
Peroá cluster	August 2022	43	−	26	17
Papa-Terra field	December 2022	90	−	54	36
Albacora Leste field	January 2023	250	−	225	25
Norte Capixaba cluster	April 2023	66	−	33	33
Golfinho and Camarupim clusters	August 2023	60	−	20	40
Total		6,887	176	2,665	4,041
(1) The amount recorded in other income and expenses, net is adjusted to present value (see note 6). The estimated value of the transaction was reduced to US$ 5,258. For more information, see note 29.2 to the financial statements for the year ended December 31, 2025

34

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

24.	Finance debt
24.1.	Balance by type of finance debt
In Brazil	03.31.2026	12.31.2025
Banking market	5,681	4,514
Capital market	2,850	3,017
Development banks (1)	550	532
Others	1	3
Total	9,082	8,066
Abroad
Banking market	3,107	3,081
Capital market	13,822	13,983
Export credit agency	1,409	1,189
Others	117	122
Total	18,455	18,375
Total finance debt	27,537	26,441
Current	2,485	2,186
Non-current	25,052	24,255
(1) Includes BNDES.

Current finance debt is composed of:

	03.31.2026	12.31.2025
Short-term debt	23	20
Current portion of long-term debt	1,978	1,616
Accrued interest on short and long-term debt	484	550
Total	2,485	2,186

The capital market balance is mainly composed of US$ 13,275 in global notes issued abroad by the wholly owned subsidiary PGF, as well as US$ 1,851 in debentures and US$ 932 in commercial notes issued by Petrobras in reais in Brazil.

The balance of global notes has maturities between 2027 to 2115 and does not require collateral. Such financing was carried out in dollars (93%) and pounds (7%).

The debentures and the commercial notes, with maturities between 2029 and 2045, do not require collateral and are not convertible into shares or equity interests.

On March 31, 2026, there were no default, breach of covenants or adverse changes in clauses that would result in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2025. Petrobras fully, unconditionally and irrevocably guarantees its global notes issued in the capital markets by its wholly-owned subsidiary PGF and the loan agreements of its wholly-owned subsidiary PGT.

24.2.	Changes in finance debt
	In Brazil	Abroad	Total
Balance at December 31, 2025	8,066	18,375	26,441
Proceeds from finance debt	949	368	1,317
Repayment of principal (1)	(463)	(142)	(605)
Repayment of interest (1)	(171)	(410)	(581)
Accrued interest (2)	243	289	532
Foreign exchange/ inflation indexation charges	14	(71)	(57)
Translation adjustment	444	46	490
Balance at March 31, 2026	9,082	18,455	27,537

35

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	In Brazil	Abroad	Total
Balance at December 31, 2024	5,563	17,599	23,162
Proceeds from finance debt	497	3	500
Repayment of principal (1)	(194)	(140)	(334)
Repayment of interest (1)	(113)	(362)	(475)
Accrued interest (2)	162	296	458
Foreign exchange/ inflation indexation charges	18	(79)	(61)
Translation adjustment	456	127	583
Balance at March 31, 2025	6,389	17,444	23,833
(1) Includes pre-payments.
(2) Includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

24.3.	Reconciliation with cash flows from financing activities
			Jan-Mar/2026			Jan-Mar/2025
	Proceeds from finance debt	Repayment of principal	Repayment of interest	Proceeds from finance debt	Repayment of principal	Repayment of interest
Changes in finance debt	1,317	(605)	(581)	500	(334)	(475)
Deposits linked to finance debt (1)	−	(78)	(5)	−	(138)	(22)
Net cash used in financing activities	1,317	(683)	(586)	500	(472)	(497)
(1) Deposits linked to finance debt with China Development Bank, with semiannual settlements in June and December.

In the three-month period ended March 31, 2026, the Company:

•	repaid several finance debts, in the total amount of US$ 1,269 , notably: (i) US$ 757 in the capital market; (ii) US$ 309 in the banking market; (iii) US$ 163 to export credit agencies; (iv) US$ 27 to development banks; (v) US$ 13 to others; and
•	raised US$ 1,317, notably: (i) proceeds in the domestic banking market, in the amount of US$ 948; and (ii) proceeds in the export credit agencies, in the amount of US$ 365.
24.4.	Summarized information on current and non-current finance debt
Maturity in	2026	2027	2028	2029	2030	2031 onwards	Total (1)	Fair Value (4)

Financing in U.S. Dollars:	1,227	2,044	1,604	638	2,175	9,563	17,251	17,065
Floating rate debt (2)	1,058	1,359	559	180	736	911	4,803
Fixed rate debt	169	685	1,045	458	1,439	8,652	12,448
Average interest rate p.a.	6.2%	6.0%	5.6%	6.0%	6.1%	6.6%	6.4%
Financing in Brazilian Reais):	285	198	139	1,020	641	5,996	8,279	7,717
Floating rate debt (3)	258	43	43	43	539	5,501	6,427
Fixed rate debt	27	155	96	977	102	495	1,852
Average interest rate p.a.	10.4%	10.0%	10.1%	10.1%	10.6%	8.4%	9.7%
Financing in Euro:	13	2	103	25	51	354	548	543
Fixed rate debt	13	2	103	25	51	354	548
Average interest rate p.a.	4.6%	4.7%	4.6%	4.7%	4.7%	4.8%	4.7%
Financing in Pound Sterling:	11	7	−	388	−	544	950	947
Fixed rate debt	11	7	−	388	−	544	950
Average interest rate p.a.	6.2%	6.1%	-	6.1%	-	6.6%	6.3%
Financing in Renminbi:	10	5	5	5	484	−	509	498
Floating rate debt	10	5	5	5	484	−	509
Average interest rate p.a.	3.1%	3.1%	3.1%	3.1%	3.1%	-	3.1%
Total as of March 31, 2026	1,546	2,256	1,851	2,076	3,351	16,457	27,537	26,770
Average interest rate	7.3%	6.8%	6.8%	7.1%	7.2%	6.6%	6.7%
(1) The average maturity of outstanding debt as of March 31, 2026 is 11.33 years (11.70 years as of December 31, 2025).
(2) Operations with variable index + fixed spread.
(3) Operations with variable index + fixed spread, if applicable.
(4) On December 31, 2025, the total fair value is US$ 25,907 and the average interest rate p.a. is 6.7%.

36

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The fair value of the Company's finance debt is mainly determined and categorized into a fair value hierarchy as follows:

•	Level 1- quoted prices in active markets for identical liabilities, when applicable, amounting to US$ 13,085 as of March 31, 2026 (US$ 13,390 of December 31, 2025); and
•	Level 2 – discounted cash flows based on discount rate determined by interpolating spot rates considering financing debts indexes proxies, taking into account their currencies and also Petrobras’ credit risk, amounting to US$ 13,685 as of March 31, 2026 (US$ 12,517 as of December 31, 2025).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.1.

A maturity schedule of the Company’s finance debt (undiscounted), including face value and interest payments is set out as follows:

Maturity	2026	2027	2028	2029	2030	2031 and thereafter	03.31.2026	12.31.2025
Principal	1,101	2,236	1,949	2,130	3,466	16,851	27,733	26,574
Interest	1,482	1,943	1,775	1,723	1,540	14,629	23,092	22,686
Total (1)	2,583	4,179	3,724	3,853	5,006	31,480	50,825	49,260
(1) A maturity schedule of the lease arrangements (nominal amounts) is set out in note 25.

24.5.	Lines of credit
						03.31.2026
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad
PGT BV	Syndicate of banks	12/16/2021	11/16/2028	4,111	−	4,111
PGT BV	Syndicate of banks	07/08/2025	11/16/2028	1,060	−	1,060
Total				5,171	−	5,171

In Brazil
Petrobras	Bradesco	12/22/2025	11/22/2030	287	−	287
Petrobras	Banco Itaú	07/30/2025	07/31/2030	287	−	287
Petrobras	Banco do Brasil	03/23/2018	09/26/2030	671	−	671
Petrobras	Banco do Brasil	10/04/2018	09/04/2029	766	−	766
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	63	−	63
Total				2,074	−	2,074

25.	Lease liability

Changes in the balance of lease liabilities are presented below:

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2025	6,646	36,706	43,352
Remeasurement / new contracts	1,315	611	1,926
Payment of principal and interest	(558)	(1,883)	(2,441)
Interest expenses	150	535	685
Foreign exchange losses	(199)	(1,943)	(2,142)
Translation adjustment	358	1,937	2,295
Transfers	1	1	2
Balance at March 31, 2026	7,713	35,964	43,677
Current			10,246
Non-current			33,431

37

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Lessors in Brazil	Lessors abroad	Total
Balance at December 31, 2024	5,484	31,665	37,149
Remeasurement / new contracts	396	4,373	4,769
Payment of principal and interest	(580)	(1,514)	(2,094)
Interest expenses	117	511	628
Foreign exchange losses	(221)	(2,404)	(2,625)
Translation adjustment	419	2,412	2,831
Balance at March 31, 2025	5,615	35,043	40,658
Current			8,841
Non-current			31,817

A maturity schedule of the lease arrangements (nominal amounts) is set out as follows:

Nominal Future Payments	2026	2027	2028	2029	2030	2031 onwards	Total (1)
Nominal amounts on March 31, 2026	8,103	8,805	6,571	4,518	3,416	33,174	64,587
(1) On December 31, 2025, the nominal amounts of future payments are US$ 64,647.

In certain contracts, there are variable payments and terms of less than 1 year recognized as expenses:

	Jan-Mar/2026	Jan-Mar/2025
Variable payments	329	232
Up to 1 year maturity	9	2
Variable payments x fixed payments	12%	11%

As of March 31, 2026, the nominal amount of lease agreements for which the lease term has not commenced is US$ 18,932 (US$ 20,356 at December 31, 2025). The reduction was mainly due to contract terminations related to vessels contracts, in addition to the exchange rate effect in the period.

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 27.3.1.

26.	Equity
26.1.	Share capital

As of March 31, 2026 and December 31, 2025, subscribed and fully paid share capital, net of issuance costs, was US$ 107,101. The table below shows the composition of shares, in each period, all registered, book-entry and with no par value.

	03.31.2026	12.31.2025
Common shares	7,442,231,382	7,442,231,382
Preferred shares	5,446,501,379	5,446,501,379
Subscribed and fully paid shares	12,888,732,761	12,888,732,761

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

26.2.	Profit Reserves

The following table presents the final balance of profit reserves as disclosed in the Statements of changes in shareholders’ equity:

38

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Legal	R&D reserve	Tax incentives	Profit retention	Additional dividends proposed	Total
Balance at January 1, 2025	12,846	3,397	2,128	41,598	1,477	61,446
Cancellation of treasury shares	−	−	−	(1,116)	−	(1,116)
Balance at March 31, 2025	12,846	3,397	2,128	40,482	1,477	60,330

Balance at January 1, 2026	12,846	3,397	2,276	52,614	1,467	72,600
Balance at March 31, 2026	12,846	3,397	2,276	52,614	1,467	72,600

On January 29, 2025, the Board of Directors approved the cancellation of a total of 155,764,169 treasury shares, without reducing the share capital. The effects of this cancellation were reflected in capital reserve (US$ 2) and profit retention reserve, within profit reserves (US$ 1,116).

26.3.	Accumulated other comprehensive income (loss)

The composition of the accumulated other comprehensive income (loss) is presented in the following table:

	03.31.2026	12.31.2025
Actuarial losses on defined benefit pension plans	(15,728)	(15,728)
Unrealized losses on cash flow hedge on exports	(11,065)	(13,845)
Translation adjustments	(74,292)	(75,027)
Others	(683)	(681)
Total	(101,768)	(105,281)

26.4.	Distributions to shareholders

Dividends relating to 2025

On April 16, 2026, the Annual General Shareholders Meeting approved dividends relating to 2025, amounting to US$ 7,507 (US$ 0.5814 per outstanding share). This amount includes US$ 6,040 anticipated during 2025 (updated by Selic interest rate from the date of each payment to December 31, 2025) and US$ 1,467 of complementary dividends which is accounted for as additional dividends proposed.

These complementary dividends were reclassified from equity to liabilities on the date of approval at the Annual General Shareholders Meeting and will be paid in 2 installments on May 20 and June 22, 2026, in the form of interest on capital, updated by the Selic interest rate from December 31, 2025 to the date of each payment.

This payment of interest on capital resulted in a deductible expense which reduced the income tax expense by US$ 526. Interest on capital is subject to withholding income tax (IRRF), except for immune and exempt shareholders, as established in applicable law. The tax benefit related to the complementary dividends will be recognized in the second quarter of 2026.

On November 27, 2025, law No. 15,270/2025 was published, establishing the withholding income tax at a 10% rate on dividends distributed to individuals domiciled in Brazil, when such dividends exceed R$ 50 thousand per month. The 10% rate also applies to dividends distributed abroad to individuals or legal entities, regardless of the amount, except in specific situations provided for by law.  In addition, supplementary law No. 224/2025 increased the withholding income tax rate applicable to interest on capital from 15% to 17.5%. Both laws came into effect on January 1, 2026.

Dividends payable

Changes in the balance of dividends payable are set out as follows:

39

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2026	Jan-Mar/2025
Consolidated opening balance of dividends payable	2,095	2,657
Opening balance of dividends payable to non-controlling shareholders	20	19
Opening balance of dividends payable to shareholders of Petrobras	2,075	2,638
Payments made	(2,231)	(2,882)
Indexation to the Selic interest rate	57	63
Transfers to unclaimed dividends	(9)	(11)
Withholding income taxes over interest on capital and indexation to the Selic interest rate	(6)	(9)
Translation adjustment	114	201
Closing balance of dividends payable to shareholders of Petrobras	−	−
Closing balance of dividends payable to non-controlling shareholders	22	14
Consolidated closing balance of dividends payable	22	14

Unclaimed dividends

As of March 31, 2026, the balance of dividends not claimed by shareholders of Petrobras is US$ 188 recorded as other current liabilities, as described in note 17 (US$ 187 as of December 31, 2025). The payment of these dividends was not carried out due to the lack of registration data for which the shareholders are responsible with the custodian bank for the Company's shares.

	Jan-Mar/2026	Jan-Mar/2025
Changes in unclaimed dividends
Opening balance	187	276
Prescription	(18)	−
Transfers from dividends payable	9	11
Translation adjustment	10	22
Closing Balance	188	309

26.5.	Earnings per share
		Jan-Mar/2026			Jan-Mar/2025
	Common	Preferred	Total	Common	Preferred	Total
Net income attributable to shareholders of Petrobras	3,579	2,620	6,199	3,450	2,524	5,974
Weighted average number of outstanding shares	7,442,231,382	5,446,501,379	12,888,732,761	7,442,231,382	5,446,501,379	12,888,732,761
Basic and diluted earnings per share - in U.S. dollars	0.48	0.48	0.48	0.46	0.46	0.46
Basic and diluted earnings per ADS equivalent - in U.S. dollars (1)	0.96	0.96	0.96	0.92	0.92	0.92
(1) Petrobras' ADSs are equivalent to two shares.

Basic earnings per share are calculated by dividing the net income attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings per share are calculated by adjusting the net income attributable to shareholders of Petrobras and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings are identical as the Company has no potentially dilutive shares.

27.	Financial risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk. Corporate risk management is part of the Company’s commitment to act ethically and comply with the legal and regulatory requirements of the countries where it operates.

The Company presents a sensitivity analysis for the period of one year, except for operations with commodity derivatives, for which a three-month period is applied, due to the short-term nature of these transactions.

40

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

The effects of derivative financial instruments and hedge accounting are set out as follows.

27.1.	Comprehensive income

Statement of income

Gains/ (losses) recognized in the statement of income
	Jan-Mar/2026	Jan-Mar/2025
Foreign exchange rate risk
Cross-currency Swap CDI x Dollar - Note 27.3.1 (b)	43	28
Cash flow hedge on exports - Note 27.3.1 (a)	(507)	(722)
Interest rate risk
Swap IPCA X CDI - 27.3.1 (b)	(1)	11
Recognized in Net finance income (expense)	(465)	(683)
Price risk (commodity derivatives)
Recognized in other income and expenses	(128)	2
Total	(593)	(681)

The effects on the statement of income of derivative financial instruments reflect both outstanding transactions as well as transactions closed during the period.

Other comprehensive income

Gains/ (losses) recognized in the period
	Jan-Mar/2026	Jan-Mar/2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	4,212	5,574
Deferred income taxes	(1,432)	(1,895)
Total	2,780	3,679

27.2.	Statement of financial position
	03.31.2026	12.31.2025
Fair value Asset Position (Liability)
Open derivative transactions	(144)	(24)
Closed derivative transactions awaiting financial settlement	89	(5)
Recognized in Statements of Financial Position	(55)	(29)
Other assets (note 17)	322	102
Other liabilities (note 17)	(377)	(131)

The following table presents the details of the open derivative financial instruments held by the Company as of March 31, 2026, and represents its risk exposure:

41

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

		Statement of Financial Position
				Fair value	Fair value hierarchy	Maturity
	Notional value		Asset Position (Liability)
	03.31.2026	12.31.2025	03.31.2026	12.31.2025
Derivatives not designated for hedge accounting
Foreign exchange rate risk (1)
Cross-currency swap - CDI x US$	488	488	(66)	(85)	Level 2	2029
Short position/Foreign currency forwards (BRL/USD)	(26)	(20)	-	−	Level 2	2026
Interest rate risk
Swap - IPCA X CDI	R$ 3,308	R$ 3,008	84	53	Level 2	2029/2034/ 2036
Price risk
Future contracts - Crude oil and oil products (2)	(2,053)	(3,045)	(162)	7	Level 1	2026
Swap - Short position/Soybean oil (3)	(5)	-	−	−	Level 2	2026
Options - Long put/ Soybean oil (3)	(2)	(4)	−	−	Level 2	2026
Total open derivative transactions			(144)	(25)
(1) Amounts in US$ and R$ are presented in millions.
(2) Notional value in thousands of bbl.
(3) Notional value in thousands of tons.

Commercial derivatives require guarantees, accounted for as other assets and/or other liabilities.

Guarantees given as collateral
	03.31.2026	12.31.2025
Commodity derivatives	101	51

Equity

Cumulative losses in other comprehensive income (shareholders’ equity)
	31.03.2026	31.12.2025
Hedge accounting
Cash flow hedge on exports - Note 27.3.1 (a)	(16,762)	(20,974)
Deferred income taxes	5,697	7,129
Total	(11,065)	(13,845)

27.3.	Market risks
27.3.1.	Foreign exchange rate risk management
a)	Cash flow hedge involving the Company’s future exports

The Company uses hedge accounting for the risk arising from foreign exchange rate variations of “highly probable future exports” (hedged item) by means of foreign exchange rate variations of proportions of certain obligations denominated in U.S. dollars (hedging instruments).

The carrying amounts, the fair value as of March 31, 2026, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.2194 exchange rate are set out below:

		Present value of hedging instrument notional value at 03.31.2026
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$ million
Foreign exchange rate gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange rate gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	April 2026 to March 2036	73,017	381,103

42

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Changes in the present value of hedging instrument notional value	US$ million	R$ million
Amounts designated as of December 31, 2025	72,080	396,615
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	9,768	50,956
Exports affecting the statement of income	(3,654)	(19,326)
Principal repayments / amortization	(5,177)	(27,204)
Foreign exchange rate variations	-	(19,938)
Amounts designated as of March 31, 2026	73,017	381,103
Nominal value of hedging instrument (finance debt and lease liability) at March 31, 2026	93,757	489,357

In the three-month period ended March 31, 2026, the Company recognized a US$ 39 gain, within foreign exchange rate gains (losses), due to ineffectiveness (a US$ 82 gain in the same period of 2025).

The average ratio of future exports for which cash flow hedge accounting was designated to highly probable future exports is 71.2%.

A roll-forward schedule of cumulative foreign exchange rate losses recognized in equity to be realized by future exports is set out below:

	Jan-Mar/2026	Jan-Mar/2025
Opening balance	(20,974)	(30,845)
Recognized in equity	3,705	4,852
Reclassified to the statement of income	507	722
Other comprehensive income (loss)	4,212	5,574
Closing balance	(16,762)	(25,271)

Additional hedging relationships may be revoked or additional reclassification adjustments from equity to the statement of income may occur as a result of changes in forecasted export prices and export volumes following future revisions of the Company’s business plans. A sensitivity analysis considering a US$ 10/barrel decrease in Brent prices stress scenario, when compared to the Brent price projections in the Business Plan 2026-2030, would not indicate a reclassification from equity to the statement of income.

A schedule of expected reclassification of cumulative foreign exchange rate losses recognized in other comprehensive income to the statement of income as of March 31, 2026, is set out below:

	2026	2027	2028	2029	2030	2031 onwards	Total
Expected realization	(5,260)	(7,535)	(4,478)	(3,811)	300	4,022	(16,762)

b)	Derivative financial instruments not designated for hedge accounting

In 2019, Petrobras contracted a cross-currency swap aiming to protect against exposure arising from the 7th issuance of debentures, for IPCA x CDI operations, maturing in September 2029 and September 2034, and for CDI x U.S. Dollar operations, maturing in September 2029.

The methodology used to calculate the fair value of this swap operation consists of calculating the future value of the operations, using rates agreed in each contract and the projections of the interest rate curves, IPCA coupon and foreign exchange coupon, discounting to present value using the risk-free rate. Curves are obtained from Bloomberg based on forward contracts traded in stock exchanges.

The mark-to-market is adjusted to the credit risk of the financial institutions, which is not relevant in terms of financial volume, since the Company makes contracts with highly rated banks.

Changes in interest rate forward curves (CDI interest rate) may affect the Company's results, due to the market value of these swap contracts. In preparing a sensitivity analysis for these curves, a parallel shock was estimated based on the average maturity of these swap contracts, in the scope of the Company’s Risk Management Policy, which resulted in a 554 basis point effect on the estimated interest rate. The effect of this sensitivity analysis, keeping all other variables constant, is shown in the following table:

Financial Instruments	Reasonably possible scenario
Swap CDI x USD	(14)

43

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

c)	Sensitivity analysis for foreign exchange rate risk on financial instruments

The sensitivity analysis only covers the exchange rate variation and maintains all other variables constant. The probable scenario is referenced on external sources like Focus bulletin and Thomson Reuters, making use of the exchange rate forecast for the end of the following year, as follows:

•	U.S. dollar x real - a 3.46% depreciation of the real;
•	euro x U.S. dollar - a 4.19% appreciation of the euro;
•	pound sterling x U.S. dollar - a 3.15% appreciation of the pound sterling;
•	renminbi x U.S. dollar – a 1.62% appreciation of the renminbi.

The reasonably possible scenario has the same references and considers the risk of a 20% depreciation of the closing exchange rate of the quarter against the reference currency, except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Risk	Financial Instruments	Exposure at 03.31.2026	Exposure in R$ million	Probable Scenario	Reasonably possible scenario
Dollar/Real	Assets	6,592	34,406	228	1,318
	Liabilities	(120,761)	(630,301)	(4,178)	(24,152)
	Exchange rate - Cross currency swap	(488)	(2,548)	(17)	(98)
	Cash flow hedge on exports	73,017	381,103	2,527	14,603
	Total	(41,640)	(217,340)	(1,440)	(8,329)
Euro/Dollar	Assets	1,251	6,532	52	250
	Liabilities	(1,679)	(8,761)	(71)	(336)
	Total	(428)	(2,229)	(19)	(86)
Pound/Dollar	Assets	967	5,045	30	193
	Liabilities	(1,901)	(9,924)	(60)	(380)
	Total	(934)	(4,879)	(30)	(187)
Renminbi /Dollar	Assets	1	3	−	−
	Liabilities	(509)	(2,659)	(8)	(102)
	Total	(508)	(2,656)	(8)	(102)
Others (1)	Assets	4	20	−	1
	Liabilities	(89)	(465)	(7)	(18)
	Total	(85)	(445)	(7)	(17)
Total at March 31, 2026		(43,595)	(227,549)	(1,504)	(8,721)
(1) Pound sterling/real, euro/real and peso/U.S. dollar.

27.3.2.	Risk management of products prices - crude oil and oil products and other commodities

The Company is exposed to commodity price cycles, and it may use derivative instruments to hedge exposures related to prices of products purchased and sold to fulfill operational needs and in specific circumstances depending on business environment analysis and assessment of whether the targets of the Business Plan are being met.

The Company, by use of its assets, positions and market knowledge from its operations in Brazil and abroad, may seek to optimize some of its commercial operations in the international market, with the use of commodity derivatives to manage price risk.

The probable scenario uses market references, used in pricing models for oil, oil products and natural gas markets, and takes into account the closing price of the asset on March 31, 2026. Therefore, no effect is considered arising from outstanding operations in this scenario. The reasonably possible scenario reflects the potential effects on the statement of income from outstanding transactions, considering a variation in the closing price of 20%. To simulate the most unfavorable scenarios, the variation was applied to each asset according to open transactions: price decrease for long positions and increase for short positions.

44

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Risk	Probable scenario	Reasonably possible scenario
Derivatives not designated for hedge accounting
Crude oil and oil products - price changes	Future and forward contracts (Swap)	−	(39)
Soybean oil - price changes	Future and forward contracts (Swap)	−	(1)
Soybean oil - price changes	Options	−	(1)
Foreign currency - depreciation BRL x USD	Forward contracts	−	(2)
		−	(43)

The positions with commodity derivatives are presented in note 27.2.

27.3.3.	Interest rate risk management

The Company prefers not to use derivative financial instruments to manage the risk of interest rate fluctuations, adopting structural actions that take into account the effects on integrated risk exposure.

In this sensitivity analysis, probable scenario represents the amounts to be disbursed by Petrobras relating to the payment of interest on debts linked to floating rates as of March 31, 2026. The reasonably possible scenario represents the disbursement if there is a 40% change on these rates, keeping all other variables constant.

Risk	Probable scenario	Reasonably possible scenario
CDI	713	998
SOFR 3M (1)	108	140
SOFR 6M (1)	75	89
SOFR O/N (1)	66	93
IPCA	116	162
TJLP	60	84
LPR 12M (2)	16	22
TR	4	6
	1,158	1,594
(1) Secured Overnight Financing Rate.
(2) Loan Prime Rate.

27.4.	Liquidity risk management

The possibility of a shortage of cash to settle the Company’s obligations on the agreed dates is managed by the Company. The Company mitigates its liquidity risk by defining reference parameters for treasury management and by periodically analyzing the risks associated to the projected cash flow, quantifying its main risks through Monte Carlo simulations. These risks include oil prices, exchange rates, gasoline and diesel international prices, among others. In this way, the Company is able to predict cash needs for its operational continuity and for the execution of its business plan.

Management believes that its current working capital is sufficient for the Company's present requirements. In the event that the Company presents negative net working capital, management believes it does not compromise the Company's liquidity since Petrobras maintains revolving credit facilities contracted as a liquidity reserve to be used in adverse scenarios (see note 24.5).

Additionally, the Company regularly assesses market conditions and may enter into transactions to repurchase its own securities or those of its subsidiaries, through a variety of means, including tender offers, make whole exercises and open market repurchases, since they are in line with the Company's liability management strategy, in order to improve its debt repayment profile and cost of debt.

The expected cash flows of finance debt and lease liabilities are presented in notes 24.4 and 25, respectively.

27.5.	Credit risk

Credit risk management in Petrobras aims to mitigate risk of not collecting receivables, financial deposits or collateral from third parties or financial institutions through the analysis, granting and management of credit, based on quantitative and qualitative parameters that are appropriate for each market segment in which the Company operates.

45

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

As of March 31, 2026, the financial assets of cash and cash equivalents and of financial investments are not past due nor considered to be credit impaired, presenting fair values that are equivalent to or do not differ significantly from their carrying amounts.

The effect of credit risk assessments on trade receivables is available in notes 9.2 and 9.3, which present expected credit losses.

28.	Related party transactions

The Company has a policy for related party transactions, which is annually revised and approved by the Board of Directors in accordance with the Company’s by-laws.

The related-party transactions policy also aims to ensure an adequate and diligent decision-making process for the Company’s key management.

28.1.	Transactions with joint ventures, associates, government entities and pension plans

The Company has engaged, and expects to continue to engage, in the ordinary course of business in numerous transactions with joint ventures, associates, pension plans, as well as with the Company’s controlling shareholder, the Brazilian Federal Government, which include transactions with banks and other entities under its control, such as financing and banking, asset management and other transactions.

The balances of significant transactions are set out in the following table:

		03.31.2026		12.31.2025
	Assets	Liabilities	Assets	Liabilities
Joint ventures and associates
Petrochemical companies (associates)	19	7	33	28
Other associates and joint ventures	41	20	44	27
Subtotal	60	27	77	55
Brazilian government – Parent and its controlled entities
Government bonds	477	−	552	−
Banks controlled by the Brazilian Government	17,878	4,355	16,027	3,790
Road-use Diesel Subsidy Program (note 28.5.1)	142	−	−	−
Brazilian Federal Government (1)	−	263	−	893
Pré-Sal Petróleo S.A. – PPSA	−	53	−	116
Others	200	71	181	170
Subtotal	18,697	4,742	16,760	4,969
Petros	54	282	50	310
Total	18,811	5,051	16,887	5,334
Current	2,641	512	1,896	1,453
Non-Current	16,170	4,539	14,991	3,881
(1) Includes amounts related to dividends and lease liability.

The income/expenses of significant transactions are set out in the following table:

46

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Mar/2026	Jan-Mar/2025
Joint ventures and associates
Petrochemical companies (associates)	865	812
Other associates and joint ventures	10	11
Subtotal	875	823
Brazilian government – Parent and its controlled entities
Government bonds	16	30
Banks controlled by the Brazilian Government	(29)	(45)
Road-use Diesel Subsidy Program (note 28.5.1)	141	−
Brazilian Federal Government	(24)	(25)
Pré-Sal Petróleo S.A. – PPSA	(18)	(254)
Others	(116)	(67)
Subtotal	(30)	(361)
Petros	(5)	(4)
Total - Income (Expenses)	840	458
Revenues, mainly sales revenues	1,011	817
Income (expenses)	(126)	(320)
Foreign exchange and inflation indexation charges, net	(19)	(15)
Finance income (expenses), net	(26)	(24)
Total - Income (Expenses)	840	458

The liability related to pension plans of the Company's employees and managed by the Petros Foundation, including debt instruments, is presented in note 14.2.

28.1.1.	Road-use diesel subsidy program

In March 2026, the Company adhered to the economic subsidy program for the commercialization of road-use diesel in Brazil, established by the Provisional Measure No. 1,340/2026, of the Brazilian Federal Government. This program enables partial compensation to road-use diesel producers and importers who proves selling prices charged to distributors equal to or lower than the price determined by the Brazilian Federal Government, following ANP methodology.

The first subsidy calculation period occurred from March 12 to March 31, 2026, with compensation to be made by the last business day of the month following the respective calculation period, provided that documentation is made available to ANP within the prescribed timeframe and no amendments are required. This documentation is intended to evidence tax compliance and the application of commercialized prices in accordance with applicable legislation.

The subsidy corresponds to US$ 0.06 (R$ 0.32) per liter of commercialized road-use diesel. This program is effective from March 12 to December 31, 2026, and may have earlier termination if the budget limit set by the Brazilian Federal Government is reached.

Revenue recognition occurs as road-use diesel is sold and delivered to distributors, and this right is recognized in trade and other receivables.

The Company recognized US$ 142 receivable as of March 31, 2026 related to the first calculation period provided in the program (with US$ 128 revenue, net of PIS and COFINS, as set out in note 4).

28.2.	Compensation of key management personnel

The criteria for compensation of members of the Board of Directors and the Board Executive Officers is based on the guidelines established by the Secretariat of Management and Governance of the State-owned Companies (SEST) of the Ministry of Management and Innovation in Public Services, and by the Ministry of Mines and Energy. The total compensation is set out as follows:

47

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

					Parent Company
		Jan-Mar/2026			Jan-Mar/2025
	Executive Officers	Board of Directors	Total	Executive Officers	Board of Directors	Total
Wages and short-term benefits	0.9	0.1	1.0	0.7	0.1	0.8
Social security and other employee-related taxes	0.2	−	0.2	0.2	−	0.2
Post-employment benefits (pension plan)	0.1	−	0.1	0.1	−	0.1
Total compensation recognized in the statement of income	1.2	0.1	1.3	1.0	0.1	1.1
Total compensation paid (1)	1.1	0.1	1.2	1.0	0.1	1.1
Monthly average number of members	9.00	11.00	20.00	9.00	11.00	20.00
Monthly average number of paid members	9.00	9.00	18.00	9.00	8.00	17.00
(1) Includes variable compensation for Executive Officers relating to previous periods.

In the three-month period ended March 31, 2026, expenses related to compensation of the board members and executive officers of Petrobras amounted to US$ 3.4 (US$ 2.8 for the same period of 2025).

The compensation of the Advisory Committees to the Board of Directors is separate from the fixed compensation set for the Board Members and, therefore, has not been classified under compensation of Petrobras’ key management personnel.

In accordance with Brazilian regulations applicable to companies controlled by the Brazilian Federal Government, Board members who are also members of the Statutory Audit Committees are only compensated with respect to their Audit Committee duties. The total compensation concerning these members was US$ 65 thousand for the three-month period ended March 31, 2026 (US$ 91 thousand with tax and social security costs). For the same period of 2025, the total compensation concerning these members was US$ 81 thousand (US$ 96 thousand with tax and social security costs).

On April 16, 2026, the Company’s Annual Shareholders’ Meeting set the threshold for the overall compensation for executive officers and board members at US$ 11, R$ 57.22 million, from April 2026 to March 2027 (US$ 8.3, R$ 47.57 million, from April 2025 to March 2026, as approved on April 25, 2024).

29.	Supplemental information on statement of cash flows
	Jan-Mar/2026	Jan-Mar/2025
Amounts paid/received during the period:
Withholding income tax paid on behalf of third-parties	486	425
Transactions not involving cash
Purchase of property, plant and equipment on credit	445	400
Lease	2,086	4,895
Losses (reversals) on decommissioning costs	−	6
Use of tax credits and judicial deposits for the payment of contingencies	88	33
Earnout related to Atapu and Sépia fields	117	69

29.1.	Reconciliation of Depreciation, depletion and amortization with Statements of Cash Flows
	Jan-Mar/2026	Jan-Mar/2025
Depreciation and depletion of Property, plant and equipment	5,084	3,923
Amortization of Intangible assets	46	29
Capitalized depreciation	(999)	(664)
Depreciation of right of use - recovery of PIS/COFINS	(20)	(41)
Depreciation, depletion and amortization in the Statements of Cash Flows	4,111	3,247

30.	Subsequent events

Acquisition of interest in the Tartaruga Verde field and in Module III of the Espadarte field

On April 9, 2026, the Company signed agreements with Petronas Petróleo Brasil Ltda for the acquisition of 50% interest in the Tartaruga Verde and Espadarte (Module III) fields, located in the Campos basin, in the amount of US$ 450, as follows: (i) US$ 50 paid on the signing date; (ii) US$ 350 at transaction closing; and (iii) two installments of up to US$ 25 each, to be paid in 12 and 24 months after closing. After fulfilling the conditions precedent, including the approval by ANP, Petrobras will hold 100% interest in these assets.

48

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Signing of new Braskem Shareholders' Agreement

On April 23, 2026, Petrobras sent a notification to Novonor S.A., in judicial recovery, stating its decision not to exercise its preemptive and tag-along rights provided for in the current Shareholders' Agreement of Braskem S.A.

On the same date, the Company signed a new Shareholders' Agreement with Shine I - Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (FIP), establishing joint control of Braskem, including the obligation to obtain consensus in corporate deliberations and equal representation of members on the Board of Directors and Executive Board.

The agreement will be effective upon the completion of the transfer of shares of Novonor to the FIP, and new bylaws for Braskem are also foreseen.

Petrobras will maintain its 36.15% interest in the total capital of Braskem and 47.03% of voting capital.

Considering the terms established in the new Shareholders' Agreement with the FIP, Petrobras' investment in Braskem will be classified as a joint venture entity, maintaining the current accounting valuation of the investment using the equity method.

49

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

Distribution of remuneration to shareholders

On May 11, 2026, Petrobras’s Board of Directors approved the distribution of remuneration to shareholders in the amount of US$ 1,845 or R$ 9,034 million (US$ 0.1431 per outstanding preferred and common shares, or R$ 0.7010), based on the net income for the three-month period ended March 31, 2026, considering the application of the Shareholder Remuneration Policy formula, as presented in the following table:

	Date of approval by the Board of Directors	Date of record	Amount per common and preferred share	Amount
Interim interest on capital	05.11.2026	06.01.2026	0.1431	1,845
Total anticipated dividends			0.1431	1,845

This interest on capital will be paid in two equal installments, on August 20 and September 21, 2026, and will be deducted from the remuneration that will be distributed to shareholders relating to 2026. The amounts will be adjusted by the Selic rate from the date of payment of each installment until December 31, 2026.

Acquisition of the ring-fence of the Argonauta field in the Campos basin

On April 27, 2026, the Company entered into an agreement for the acquisition of the ring-fence of the Argonauta field (concession BC-10), located in the Campos basin, for the amount of US$ 134 (R$ 700 million), of which US$ 19 (R$ 100 million) will be paid at the closing, and US$ 115 (R$ 600 million) at the closing or on January 15, 2027, whichever occurs later. In addition, the Company will receive additional US$ 150 to be paid 2 years after closing. These amounts are subject to contractual adjustments.

The acquired area corresponds to the Argonauta field, which represents 0.86% of the Jubarte pre-salt layer shared reservoir, which is subject of a Production Individualization Agreement (AIP) effective as of August 1, 2025.

Following the completion of the transaction, the Company's interest in the Jubarte shared reservoir will be increased to 98.11%, with a 1.89% interest remaining under the Brazilian Federal Government ownership. The transaction also closes negotiations related to the equalization of participation and to the individualization of production involving the parties that previously held the area.

The closing of the transaction is subject to the fulfillment of conditions precedent, including approvals by ANP and CADE.

50

Report of Independent Registered Public Accounting Firm

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To Shareholders and Board of Directors of

Petróleo Brasileiro S.A. – Petrobras

Rio de Janeiro - RJ

Results of Review of Condensed Consolidated Interim Financial Statements

We have reviewed the condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and subsidiaries (the “Company”) as of March 31, 2026, the related condensed consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2026 and 2025, and the related notes (collectively, the condensed consolidated interim financial statements). Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements for them to be in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated April 8, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of December 31, 2025, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These condensed consolidated interim financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

51

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS PETROBRAS (Expressed in millions of US Dollars, unless otherwise indicated)

We conducted our reviews in accordance with the standards of the PCAOB. A review of condensed consolidated interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro - RJ

May 11, 2026

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited,
uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer